06019200

Emergis

November 30, 2006

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450, 5th Street N.W.
Washington, D.C.
U.S.A. - 20549

SEC MAIL PROCESSING
RECEIVED
DEC [illegible] 2006
WASH, D.C.
213
SECTION

John Sypnowich
Vice President and
General Counsel

Re: **Emergis Inc. (the "Corporation")**
File No. 82-5206
Exemption Pursuant to Rule 12g3-2(b)

SUPPL

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Quarterly Report to Shareholders for financial quarter ended September 30, 2006, dated November 1, 2006; and
- News release entitled "Emergis signs integration agreement with RemoteLaw to offer its Assyst Real Estate solution to the B.C. legal community" dated November 9, 2006.

If you have any questions with respect to the attached, please call the undersigned at (450) 928-6341.

Very truly yours,

PROCESSED
DEC 20 2006
THOMSON
FINANCIAL

JS/sll
Enclosures

1000, rue de Sérigny
Bureau 600
Longueuil, Québec
J4K 5B1

Emergis

> > > News release

Emergis signs integration agreement with RemoteLaw to offer its Assyst Real Estate solution to the B.C. legal community

Montréal, November 9, 2006 – Emergis Inc. (TSX: EME) today announced that it has signed an agreement with RemoteLaw Online Systems Corp. of Vancouver to integrate Emergis' Assyst Real Estate solution for completing mortgage transactions with RemoteLaw's web-based econveyance™ software. The three-year agreement targets Assyst Real Estate to be offered to all of RemoteLaw's econveyance users and the British Columbia law community by the spring of 2007. RemoteLaw is a wholly owned subsidiary of OneMove Technologies Inc. (TSX-V: OM).

"This agreement with RemoteLaw is another important milestone in Emergis' strategy to extend its Assyst Real Estate mortgage solution to lawyers and lenders across Canada," said Mark O'Connell, Executive Vice-President at Emergis. "Our agreement with RemoteLaw will provide us with a valuable head start on our move into British Columbia, and accelerate adoption by the legal community. It follows on our recent signing of the largest residential mortgage lender in the country with over 15% of the Canadian mortgage market."

"RemoteLaw is extremely pleased to partner with Emergis in this enhancement of the econveyance software," said Martin R. Johnson, President and CEO of OneMove. "With the addition of Emergis' mortgage solution, we are able to close the transaction loop between the real estate agent, the lawyer and the lender. Our partnership allows us to offer a more complete solution for conveyancing practitioners within the real estate market, with seamless integration and sharing of information to streamline the process and remove human error from the transaction."

Assyst Real Estate is a bilingual mortgage solution designed to facilitate instructing, funding and reporting of mortgage loans for lenders and the legal community. With it, lenders can send mortgage instructions electronically to notaries, lawyers and their staff in real time. In turn, these professionals can complete mortgage transactions from end to end online, in a more secure and confidential manner. Assyst Real Estate speeds up the processing of transactions, reduces paperwork, cuts back on costs, and reduces the risk of clerical error.

In 2002, Emergis launched its mortgage solution in Québec and has since seen adoption increase to the point where more than 80% of real estate notaries in the province are using it today. The *Association professionnelle des notaires du Québec* (APNQ) recently renewed its agreement with Emergis through which APNQ will continue to support the use of Emergis' mortgage solution among its notary members. APNQ will also continue to gather

recommendations from its members in order for Emergis to regularly enhance its solution and adapt it to the changing needs of the legal community, as well as of lenders.

RemoteLaw is a software application development company based in Vancouver, Canada. RemoteLaw's web-based software is utilized within the real estate and conveyancing industries in both Canada and the United Kingdom.

About Emergis

Emergis is an IT leader in Canada that focuses on the health and financial services sectors. It develops and manages solutions that automate transactions and the exchange of information to increase the process efficiency and quality of service of its clients. Emergis has expertise in electronic health-related claims processing, health record systems, pharmacy management solutions, cash management and loan document processing and registration. In Canada, Emergis and its subsidiaries deliver solutions to the main insurance companies, top financial institutions, government agencies, hospitals, large corporations, real estate lawyers and notaries and approximately 40% of all pharmacies. It also provides solutions to the world's leading payment association. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain information in this news release, in various filings with Canadian regulators, in reports to shareholders and in other communications, is forward-looking within the meaning of certain securities laws, and is subject to important risks, uncertainties and assumptions. This forward-looking information includes, among others, information with respect to the Company's objectives and the strategies to achieve those objectives, as well as information with respect to the Company's beliefs, plans, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "suspect", "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are used to identify forward-looking information. The forward-looking information in this news release describes the Company's expectations as of November 9, 2006.

The results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information include, among others: general economic factors, adverse industry events, the adoption rate of the Company's solutions by customers and by related electronic trading communities, the non-renewal of major contracts which expire in the near term, complexities and the timing of signing government contracts, customers developing internally the capability to perform the services which the Company performs on their behalf, the Company's response to its industry's rapid rate of change, competition, pricing pressures, fluctuations in its operating results, its ability to make and integrate acquisitions, failures or material changes in its strategic relationships, exposure under contract indemnities, defects in software or failures in the processing of transactions, security or privacy breaches, the Company's ability to attract and retain key personnel, its ability to protect its intellectual property, intellectual property infringement claims, and industry and government regulation.

Emergis cautions that the foregoing list of material factors is not exhaustive. When relying on the Company's forward-looking information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. In making the forward-looking information contained in this news release, the Company does not assume any significant acquisitions, dispositions or one-time items. It does assume, however, the renewal of certain customer contracts. Every year, Emergis has major customer contracts that it needs to renew. Some of these may represent slightly more than 10% of its annual revenue. In addition, the Company also assumes the signature of contracts in new markets in the public health sector. In this regard, Emergis is pursuing large opportunities that present a very long and complex sales cycle, which substantially affect the Company's forecasting abilities. The Company has made certain assumptions regarding the timing of the realization of these opportunities which it thinks is reasonable but which may not be achieved. Furthermore, the pursuit of these larger opportunities does not ensure a linear progression of the Company's revenue and earnings, since they may involve significant up-front fees followed by reduced ongoing payments. The

Company has assumed a certain progression, which may not be realized. It has also assumed that the material factors referred to in the previous paragraph will not result in such forward-looking information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. For additional information with respect to certain of these and other factors, refer to the risks and uncertainties section of the MD&A in the Company's 2005 Annual Report and to its 2005 Annual Information Form (risks and uncertainties) filed with Canadian regulators.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF EMERGIS AS OF NOVEMBER 9, 2006 AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS EXPRESSLY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING INFORMATION, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.

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Information: John Gutpell, 450 928-6856

Emergis

> > > Communiqué de presse

Emergis signe une entente d'intégration avec RemoteLaw pour offrir sa solution Assyst Immobilier à la communauté juridique de la C.-B.

Montréal, le 9 novembre 2006 — Emergis inc. (TSX : EME) a annoncé aujourd'hui la signature d'une entente avec RemoteLaw Online Systems Corp. de Vancouver en vue d'intégrer Assyst Immobilier, la solution électronique d'Emergis permettant de compléter des transactions hypothécaires, à l'application Web econveyance^MC de RemoteLaw. L'entente de trois ans vise à offrir Assyst Immobilier à l'ensemble des utilisateurs d'econveyance de RemoteLaw et à la communauté juridique de la Colombie-Britannique d'ici le printemps 2007. RemoteLaw est une filiale en propriété exclusive de OneMove Technologies Inc. (TSX-V : OM).

« Cette entente avec RemoteLaw marque une autre étape importante de la stratégie d'Emergis pour offrir sa solution hypothécaire Assyst Immobilier aux avocats et aux prêteurs à la grandeur du Canada, a indiqué Mark O'Connell, vice-président exécutif chez Emergis. Notre entente avec RemoteLaw nous fournira une longueur d'avance appréciable alors que nous nous apprêtons à pénétrer le marché de la Colombie-Britannique, en plus d'accélérer le processus d'adoption par la communauté juridique. Elle fait suite à une entente que nous avons récemment conclue avec le principal prêteur hypothécaire résidentiel du pays, qui rejoint plus de 15 % du marché hypothécaire canadien. »

« RemoteLaw est enchantée de faire équipe avec Emergis pour apporter cette amélioration au logiciel econveyance, a indiqué Martin R. Johnson, président et chef de la direction de OneMove. Avec l'ajout de la solution hypothécaire d'Emergis, nous informatisons la transaction d'un bout à l'autre, de l'agent immobilier au prêteur en passant par l'avocat. Notre partenariat nous permet d'offrir une solution plus complète aux praticiens du droit immobilier. Grâce à une intégration transparente et au partage de l'information, nous simplifions le processus et éliminons l'erreur humaine de la transaction. »

Assyst Immobilier est une solution hypothécaire bilingue conçue pour faciliter les tâches de transmission d'instructions, de financement et de rapports pour les prêteurs et la communauté juridique. Grâce à elle, les prêteurs peuvent envoyer leurs instructions hypothécaires électroniquement en temps réel aux notaires et aux avocats ainsi qu'à leurs collaborateurs. À leur tour, ces professionnels peuvent compléter les transactions hypothécaires en ligne, du début à la fin, de façon plus sécuritaire et confidentielle. Assyst Immobilier accélère le traitement des transactions, diminue la paperasse et réduit les coûts et le risque d'erreurs administratives.

Il est important de noter que cette liste de facteurs importants n'est pas exhaustive. Lorsqu'ils se basent sur les informations prospectives de la Société pour arrêter leurs décisions, les investisseurs et autres parties devraient examiner soigneusement ces facteurs ainsi que d'autres incertitudes et événements éventuels. Dans le cadre de l'élaboration des informations prospectives contenues dans le présent communiqué de presse, la Société n'a pas supposé d'acquisitions, de cessions ou d'éléments non récurrents importants. Par contre, elle a supposé le renouvellement de certains contrats avec des clients. Chaque année, Emergis doit renouveler d'importants contrats avec des clients. Un peu plus de 10 % des produits d'exploitation annuels d'Emergis peuvent être attribuables à certains de ces contrats. En outre, la Société a supposé la conclusion de contrats dans de nouveaux marchés du secteur public des soins de santé. À cet égard, Emergis recherche des occasions d'affaires importantes qui présentent un cycle de vente très long et complexe, ce qui pourrait avoir une incidence appréciable sur sa capacité d'effectuer des prévisions. La Société a présumé un certain rythme de concrétisation de ces occasions qu'elle estime raisonnable, mais qui pourrait ne pas être soutenu. De plus, la recherche d'occasions d'affaires importantes ne donne aucune assurance quant à la progression linéaire de ses produits d'exploitation et de son bénéfice, puisqu'elles pourraient être synonymes de coûts initiaux importants suivis de paiements courants réduits. La Société a présumé un certain degré de progression qui pourrait ne pas être atteint. Elle a également supposé que les facteurs importants auxquels il est fait référence dans le paragraphe précédent ne feront pas en sorte que les informations prospectives différeront considérablement des résultats ou des événements réels. Cependant, la liste de ces facteurs n'est pas exhaustive et peut subir des changements. Rien ne garantit que ces hypothèses traduiront l'issue réelle de ces éléments ou de ces facteurs. Pour obtenir de plus amples renseignements à l'égard de certains de ces éléments ou de ces facteurs, veuillez vous reporter à la rubrique « Risques et incertitudes » du rapport de gestion contenu dans le rapport annuel de 2005 de la Société et sa notice annuelle (à la rubrique « Risques et incertitudes ») déposée auprès des organismes de réglementation du Canada.

LES INFORMATIONS PROSPECTIVES CONTENUES DANS LE PRÉSENT COMMUNIQUÉ DE PRESSE TRADUISENT LES ATTENTES D'EMERGIS AU 9 NOVEMBRE 2006 ET, PAR CONSÉQUENT, ELLES POURRAIENT FAIRE L'OBJET DE MODIFICATIONS APRÈS CETTE DATE. CEPENDANT, EMERGIS DÉCLINE EXPRESSÉMENT TOUTE INTENTION OU RESPONSABILITÉ DE METTRE À JOUR OU DE RÉVISER LES INFORMATIONS PROSPECTIVES, QUE CE SOIT EN RAISON D'UNE NOUVELLE INFORMATION, DE NOUVEAUX ÉVÉNEMENTS OU POUR TOUTE AUTRE RAISON, À MOINS QU'UNE LOI APPLICABLE NE L'EXIGE.

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Renseignements : John Gutpell, 450 928-6856

Emergis

>>> Quarterly report to shareholders

Emergis reports financial results for the third quarter of 2006

- Revenue at $43.3 M, up 8% from Q3 05
- Health revenue growth at 25% from Q3 05
- EBITDA[1] at $9.2 M, up 42% from Q3 05
- EPS from continuing operations at $0.06
- Financial targets for 2006 updated and positive direction given for 2007

Montréal, November 1, 2006 – Emergis Inc. (TSX: EME) today announced its unaudited financial results for the three months ended September 30, 2006. All dollar figures in this release are expressed in Canadian dollars, unless otherwise indicated.

"Emergis has made significant advances in its financial performance compared to last year, and we are anticipating further improvements in our financials next year," said François Côté, President and Chief Executive Officer of Emergis. "Our Health operations continue to grow and provide a solid contribution to the bottom line. The recent acquisition of DINMAR is showing every indication that it will accelerate this trend."

"We continued to invest in the business through acquisition and solutions development and announced some important contract wins and renewals. Overall, we had a very solid quarter, despite some seasonal impacts on both Health and Finance revenue," Côté added.

Net income from continuing operations for the quarter was $5.1 million or $0.06 per share compared to $0.1 million or $0.00 per share in the third quarter of 2005. The increase was mainly due to the stronger operating performance of the Company and the absence of a foreign exchange loss present in 2005. The corresponding figure for the second quarter of 2006 was $3.2 million or $0.03 per share.

Net income for the quarter was $5.2 million or $0.06 per share compared to $(1.2) million or $(0.01) per share in the third quarter of 2005, and to $10.2 million or $0.11 per share in the second quarter of 2006. Included in the net income for the second quarter was a contribution of $7.0 million or $0.08 per share from discontinued operations related to a price adjustment associated with the sale in 2004 of the Company's former U.S. Health operations.

Note: The descriptions of the Company's financial performance compared to historical periods in this news release summarize those described in its third quarter 2006 Management's Discussion and Analysis, which has been posted on Emergis' corporate web site along with this release and other financial information.

[1] See definition of EBITDA at the bottom of page 3

Revenue summary for the quarter

Three-month periods ended September 30, 2006, June 30, 2006, and September 30, 2005, in millions of Canadian dollars:

	Q3 2006	Q2 2006	Q3 2005
Health	29.2	25.6	23.3
Finance	14.1	14.6	16.8
Total revenue	**43.3**	**40.2**	**40.1**

- Revenue for the quarter was $43.3 million compared to $40.1 million in the third quarter of 2005 and compared to $40.2 million in the second quarter of 2006. In the year-over-year and sequential quarterly comparisons, growth in Health operations was offset by lower Finance revenue.
- Recurring revenue represented 84% of total revenue in the quarter compared to 93% in the third quarter last year and to 91% in the second quarter of 2006. The change from the historical quarters is mainly due to the acquisition of DINMAR, a portion of whose revenue is derived from consulting services which the Company classifies as non-recurring. It is expected that recurring revenue in the future will continue to represent a level more consistent with that of the current quarter than in past quarters.
- Health revenue increased 25% on a year-over-year basis due mainly to the acquisitions of DINMAR in July and of FrontLine in June, to organic growth in claims processing, and to license revenue related to the Company's drug information system initiative with the government of Newfoundland and Labrador. These increases were partly offset by the expiry of a claims transport contract in 2005.
- On a sequential quarterly basis, the 14% increase in Health revenue was due mainly to the acquisitions mentioned above. This growth was partly offset by seasonally lower claims processing activities and by lower professional service revenue.
- Compared to the third quarter of 2005, Finance revenue decreased due mainly to the expiry of a transition services contract related to the webdoxs consumer bill presentment service, to lower professional service revenue related to Visa Commerce activities and to the wind-down of the Company's eInvoicing operations, partly offset by higher license revenue related to its patented electronic invoicing technology.
- Finance revenue decreased from the second quarter of 2006 mainly due to seasonally lower revenue from the Company's mortgage document processing and lien registration operations, partly offset by higher revenue from the licensing of its electronic invoicing technology.

EBITDA[2] summary for the quarter

Three-month periods ended September 30, 2006, June 30, 2006, and September 30, 2005, in millions of Canadian dollars:

	Q3 2006	Q2 2006	Q3 2005
Health	7.2	5.3	4.8
Finance	1.7	2.2	1.7
Core	8.9	7.5	6.5
Non-core	0.3	0.3	-
EBITDA before:	**9.2**	**7.8**	**6.5**
Contract settlements			-
Total EBITDA	**9.2**	**7.8**	**6.5**

- EBITDA was $9.2 million (21% of revenue), up 42% from $6.5 million (16%) generated in the third quarter of 2005, reflecting a higher contribution from Health and an equivalent contribution from Finance operations. Compared to the second quarter of 2006, EBITDA increased from $7.8 million, with an increased contribution from Health being partly offset by a decrease from Finance.
- Health EBITDA was $7.2 million (25% of Health revenue) compared to $4.8 million (21%) in the third quarter of 2005 and $5.3 million (21%) in the second quarter of 2006. Compared to 2005, the increase was due mainly to acquisitions and to organic growth in claims processing and pharmacy management systems. These increases were partly offset by an increase in the proportion of overhead expenses allocated to the Health segment relative to the Finance segment.
- In the sequential quarterly comparison, Health EBITDA increased due to the acquisition of DINMAR and a stronger contribution from pharmacy management systems, partly offset by a seasonally lower contribution from claims processing.
- Finance contributed $1.7 million to EBITDA in the quarter (12% of Finance revenue) compared to $1.7 million (10%) in the third quarter of 2005 and to $2.2 million (15%) in the second quarter of 2006. In the year-over-year comparison, positive impacts related to a decrease in the proportion of overhead expenses allocated to the Finance segment relative to the Health segment and a higher contribution from the licensing of the Company's electronic invoicing technology were offset by decreases in contributions from professional services related to Visa Commerce activities and from transition services related to the sale of the webdoxs consumer bill presentment solution.
- In the sequential quarterly comparison, Finance EBITDA decreased due to seasonally lower activity related to the Company's mortgage document processing and lien registration solutions, partly offset by a higher contribution from the licensing of the Company's electronic invoicing technology.
- Non-core operations ceased as of June 30, 2004. However, in each of the first three quarters of 2006, the Company reversed tax provisions that were related to non-core activities.

---

[2] EBITDA used in this news release does not have a meaning under Canadian Generally Accepted Accounting Principles and therefore may not be comparable to similar measures presented by other publicly traded companies. It is defined as net income (loss) from continuing operations before depreciation, amortization of intangible assets, interest, gains or losses on sale of assets, loss on foreign exchange, and income taxes. No reconciliation is provided in the interim consolidated statement of earnings. EBITDA is presented on a basis that is consistent from period to period and agrees, on a consolidated basis, with the amount disclosed as "Earnings before under-noted items" on the consolidated statements of earnings.

Financial highlights for the nine months

Nine-month periods ended September 30, 2006 and 2005, in millions of Canadian dollars:

	Revenue		EBITDA	
	2006	2005	2006	2005
Health	79.7	67.2	16.8	12.8
Finance	44.1	52.1	7.1	4.7
Core before one-time items	123.8	119.3	23.9	17.5
Non-core	-	-	0.8	-
Total before one-time items	**123.8**	**119.3**	**24.7**	**17.5**
Contract settlements	-	-	-	2.4
Total	**123.8**	**119.3**	**24.7**	**19.9**

- Revenue at $123.8 million increased 4% from the prior year, while EBITDA increased 24% from $19.9 million to $24.7 million. The EBITDA margin for the current year to date was 20% compared to 17% in 2005. EBITDA excluding one-time items improved 41% from $17.5 million (15% of revenue) in 2005 to $24.7 million (20% of revenue) in 2006.
- Health operations generated 19% more in revenue than in 2005 mainly as a result of the acquisitions and of organic growth in claims processing and license revenue, partly offset by the expiry of a claims transport contract in 2005.
- Health EBITDA increased from $12.8 million to $16.8 million for the same reasons revenue grew year over year. These impacts were reduced by an increase in the proportion of overhead expenses allocated to the Health segment relative to the Finance segment. The EBITDA margin for Health was 21% compared to 19% in 2005.
- Finance revenue decreased mainly due to the wind-down of the commercial operations of the Company's eInvoicing solution, the expiry of a transition services contract, and lower professional services revenue related to Visa Commerce. These decreases were partly offset by higher professional service revenue related to other cash management activities.
- Finance EBITDA excluding one-time items increased from $4.7 million in 2005 to $7.1 million mainly due to cost containment efforts and a decrease in the proportion of overhead expenses allocated to the Finance segment relative to the Health segment. This increase was partly offset by the loss of contribution resulting from the wind-down of the commercial operations of the Company's eInvoicing solution.
- Non-core operations, which included a distribution agreement with Bell Canada for legacy products and other non-core and exited products, ceased as of June 30, 2004. However, in the first three quarters of 2006, the Company reversed tax provisions related to non-core activities which totaled $0.8 million.

Nine-month periods ended September 30, 2006 and 2005, in millions of Canadian dollars, except per share data:

	Net income		EPS	
	2006	**2005**	**2006**	**2005**
Continuing operations before:	12.0	(4.0)	0.13	(0.04)
One-time items	-	2.4	-	0.02
Continuing operations	**12.0**	**(1.6)**	**0.13**	**(0.02)**
Discontinued operations	7.1	6.2	0.08	0.07
Total	**19.1**	**4.6**	**0.21**	**0.05**

- Net income from continuing operations before one-time items improved to $12.0 million or $0.13 per share compared to a loss of $(4.0) million or $(0.04) per share in 2005. This increase was mainly due to an improved operating performance, the absence in 2006 of a foreign exchange loss present in 2005, and lower depreciation. Net income from continuing operations was $12.0 million or $0.13 per share compared to a net loss of $(1.6) million or $(0.02) per share in 2005.
- Discontinued operations contributed $7.1 million to year-to-date 2006 net income mainly due to a price adjustment associated with the sale in 2004 of the Company's former U.S. Health operations that was received in the second quarter. In 2005, the $6.2 million contribution from discontinued operations related primarily to a gain on sale of its eLending U.S. operations.
- Net income at $19.1 million or $0.21 per share was more than four times the $4.6 million or $0.05 per share reported in 2005.
- One-time items included contract settlements in 2005. They did not include accruals or reversals of accruals made in the normal course of business.

Financial position at September 30

Cash on hand at quarter-end, including temporary investments, decreased to $100.3 million from $134.5 million at June 30, 2006, reflecting mainly disbursements for the acquisition of DINMAR and share repurchases under a normal course issuer bid, the details of which are presented below.

Financial targets for 2006 and financial direction for 2007

In July 2006, the Company increased its financial targets for 2006 to reflect the impacts of the acquisition of DINMAR and its actual financial performance during the first half of 2006, including target ranges for revenue of $172 million to $177 million, for EBITDA of $30 million to $33 million, and for EPS from continuing operations of $0.12 to $0.15 per share. Emergis now expects revenue for the year to be around the lower end of the target range, EBITDA to be within the target range, and EPS from continuing operations to be above the high end of the range.

In 2007, Emergis is targeting revenue growth of at least 10% compared to the current 2006 expectation mentioned above, EBITDA growth of at least 15% and growth in EPS from continuing operations of at least 30%. To generate its targeted revenue growth, the Company

has assumed that it will be able to maintain and renew contracts with existing customers, and enter into new contracts.

Operating highlights

Health

WSIB contract renewed

The Company has renewed its contract with the Ontario Workers' Safety and Insurance Board (WSIB) for six years. With this new agreement, Emergis continues to supply its Assure Claims electronic bill processing solution for payments to workers with claims for work-related injuries and illnesses, and to pharmacists, health care professionals and providers of non-health care and labour market re-entry goods and services. Emergis will also add two new services to its service portfolio to WSIB: the ability for providers to electronically submit various types of forms, which have been submitted manually in the past, and the ability for WSIB to send electronic referrals to providers and enable electronic responses from the providers. WSIB is Canada's largest workers' compensation board, processing more than 300,000 claims and 4 million related bills each year.

La Capitale signed for Assure Claims

The Company has signed a 10-year agreement with La Capitale Insurance and Financial Services Inc. to manage La Capitale's drug and dental claims starting March 2007, and extended health claims at a later date. La Capitale is a new customer for Emergis and will be the first insurer to take advantage of Emergis' integrated multi-benefit Assure Claims solution. This state-of-the-art solution includes not only the adjudication of drug claims, but also the adjudication of dental and extended health claims included in group insurance plans. Emergis is currently in discussions with another insurer for the adoption of its dental adjudication solution.

DINMAR unit of Emergis developing a strategic plan for the Champlain LHIN

The Champlain Local Health Integration Network (LHIN) in Eastern Ontario has selected DINMAR to work with the LHIN's regional stakeholders to develop a five-year strategic plan for information management, information technology, and electronic health initiatives for the Network. The project addresses all components of information at a strategic level and evaluates, prioritizes and aligns regional initiatives with those at the provincial and federal levels.

MAXIMUS contract in arbitration

Emergis has initiated an arbitration process with MAXIMUS BC and other Canadian subsidiaries of MAXIMUS Inc. related to a subcontract for Emergis to deliver a new medical claims adjudication solution for the B.C. Ministry of Health. Emergis contends that MAXIMUS has prevented Emergis from carrying out its obligations under the subcontract and is seeking compensation from MAXIMUS. All work has been suspended under the subcontract. In the event the subcontract is terminated, Emergis will seek additional financial compensation, including punitive damages. So far, the subcontract with MAXIMUS has generated $0.6 million in revenue for Emergis in each of 2005 and 2006.

Government opportunities in Health

While the Company's proposal to supply the Quebec government with a drug information system was among those short-listed by the government, it did not advance to the exclusive negotiation stage. Emergis remains well-positioned to win other contracts of this nature and has responded to another proposal from Quebec to provide an interoperable electronic health record system. The current proposal leverages Emergis' expertise in developing the health information access component of the system and the proven functionality of its Oacis interoperable EHR solution already in use in hospitals in Quebec and in other parts of Canada, the U.S. and Australia.

Emergis has also been selected to negotiate a number of outsourcing contracts in the public health sector. Neither the outcomes, nor the scope of the negotiations, nor the values of any potential resulting contracts can be evaluated at this time.

Finance

Royal Bank of Canada signed for Assyst Real Estate

In October, Emergis announced a five-year agreement with RBC Financial Group (RBC), whereby RBC will use Emergis' Assyst Real Estate electronic solution for completing residential mortgage transactions with real estate notaries and lawyers across the country. RBC is the largest residential mortgage lender in Canada with over 15% of the Canadian mortgage market. It will be the first lender to adopt Emergis' electronic mortgage solution nationally. Assyst Real Estate will be accessible to RBC, as well as participating notaries and lawyers, progressively starting in the fall of 2006, with a full national roll-out to be completed by the end of 2007.

eInvoicing patent agreements

During the quarter, Emergis signed two additional agreements to license its patented electronic invoice presentment and payment technology, and reached settlements with two other companies. So far this year, Emergis has entered into nine license and settlement arrangements related to this technology patent.

Corporate highlights

New branding for Emergis solutions

Emergis has launched a new branding strategy, in which all of its solutions have been renamed under two major brands: **Assure** and **Assyst**. These brands reflect Emergis' value proposition delivered through the combination of proven technology, industry expertise and broad reach into communities of professionals. Both brands include solutions in the health and financial services sectors. The Company will roll out the new strategy over a one-year period.

Assure encompasses solutions that link large health care or business communities and optimize interaction between their members to increase process efficiency and facilitate the secure exchange of information. In the health sector, the **Assure Claims** portfolio includes drug, dental, extended health and medical claims management services to insurance companies, government organizations and health care professionals. In the financial services sector, the **Assure Pay** portfolio provides credit and debit card transaction authorization services, tax payment and filing services, and electronic remittance services to retailers and financial institutions.

Assyst, inspired by the words assist and system, encompasses management solutions based on Emergis' expertise in addressing the needs of targeted groups of professionals. For example, **Assyst Rx** is a complete pharmacy management solution, and **Assyst Real Estate** offers an electronic mortgage document closing and registration solution for real estate lawyers and notaries.

Normal course issuer bid

During the quarter, the Company repurchased 2.1 million shares at an average price of $5.09 per share for an aggregate cost of $10.7 million, including expenses, under a normal course issuer bid initiated in March of this year. The maximum number of shares that can be purchased under the bid is 6.0 million, of which 2.9 million have been purchased and cancelled to date. Total common shares outstanding at September 30, 2006 were 91.7 million.

Conference call, webcast and supplemental financial information

The Company will hold a conference call and live webcast today at 8:30 a.m. ET to discuss its financial results for the third quarter of 2006. To participate, interested parties can dial toll-free 1 866 898-9626, and in Toronto 416 340-2216. The third quarter of 2006 financial results news release, unaudited financial statements and notes, management's discussion and analysis and supplemental information package are posted on www.emergis.com (http://www.emergis.com/Newsroom/News/2006/nov1.aspx).

An instant replay of the conference call will be available for two weeks starting at 10:30 a.m. today. To listen, interested participants should dial toll-free 1 800 408-3053, and from Toronto 416 695-5800. The access code is 3174479#. An archive version of the webcast will also be available starting at 10:30 a.m. today on www.emergis.com (http://www.emergis.com/investors/events/nov1.aspx).

About Emergis

Emergis is an IT leader in Canada that focuses on the health and financial services sectors. It develops and manages solutions that automate transactions and the exchange of information to increase the process efficiency and quality of service of its clients. Emergis has expertise in electronic health-related claims processing, health record systems, pharmacy management solutions, cash management and loan document processing and registration. In Canada, Emergis and its subsidiaries deliver solutions to the main insurance companies, top financial institutions, government agencies, hospitals, large corporations, real estate lawyers and notaries and approximately 40% of all pharmacies. It also provides solutions to the world's leading payment association. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain information in this news release, in various filings with Canadian regulators, in reports to shareholders and in other communications, is forward-looking within the meaning of certain securities laws, and is subject to important risks, uncertainties and assumptions. This forward-looking information includes, among others, information with respect to the Company's objectives and the strategies to achieve those objectives, as well as information with respect to the Company's beliefs, plans, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "suspect", "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are used to identify forward-looking information. The forward-looking information in this news release describes the Company's expectations as of November 1, 2006.

The results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information include, among others: general economic factors, adverse industry events, the adoption rate of the Company's solutions by customers and by related electronic trading communities, the non-renewal of major contracts which expire in the near term, complexities and the timing of signing government contracts, customers developing internally the capability to perform the services which the Company performs on their behalf, the Company's response to its industry's rapid rate of change, competition, pricing pressures, fluctuations in its operating results, its ability to make and integrate acquisitions, failures or material changes in its strategic relationships, exposure under contract indemnities, defects in software or failures in the processing of transactions, security or privacy breaches, the Company's ability to attract and retain key personnel, its ability to protect its intellectual property, intellectual property infringement claims, and industry and government regulation.

Emergis cautions that the foregoing list of material factors is not exhaustive. When relying on the Company's forward-looking information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. In making the forward-looking information contained in this news release, the Company does not assume any significant acquisitions, dispositions or one-time items. It does assume, however, the renewal of certain customer contracts. Every year, Emergis has major customer contracts that it needs to renew. Some of these may represent slightly more than 10% of its annual revenue. In addition, the Company also assumes the signature of contracts in new markets in the public health sector. In this regard, Emergis is pursuing large opportunities that present a very long and complex sales cycle, which substantially affect the Company's forecasting abilities. The Company has made certain assumptions regarding the timing of the realization of these opportunities which it thinks is reasonable but which may not be achieved. Furthermore, the pursuit of these larger opportunities does not ensure a linear progression of the Company's revenue and earnings, since they may involve significant up-front fees followed by reduced ongoing payments. The Company has assumed a certain progression, which may not be realized. It has also assumed that the material factors referred to in the previous paragraph will not result in such forward-looking information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. For additional information with respect to certain of these and other factors, refer to the risks and uncertainties section of the MD&A in the Company's 2005 Annual Report and to its 2005 Annual Information Form (risks and uncertainties) filed with Canadian regulators.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF EMERGIS AS OF NOVEMBER 1, 2006 AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS EXPRESSLY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING INFORMATION, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.

-30-

Information: John Gutpell, 450 928-6856

Consolidated Statements of Earnings

Emergis

In millions of [illegible] dollars, except pe[illegible]	For the three month period ended September 30, 2006 (unaudited)	For the three month period ended September 30, 2005 (unaudited)	For the nine month period ended September 30, 2006 (unaudited)	For the nine month period ended September 30, 2005 (unaudited)
Revenue	43.3	40.1	123.8	119.3
Direct costs	7.8	7.8	20.7	21.7
Gross margin	35.5	32.3	103.1	97.6
Income from contract settlements (Note 3)	-	-	-	2.4
Expenses				
Operations	9.8	10.1	30.6	31.3
Sales and marketing	5.1	4.4	13.9	13.6
Research and development, net	6.2	6.4	19.4	20.0
General and administrative	5.2	4.9	14.5	15.2
	26.3	25.8	78.4	80.1
Earnings before under-noted items	9.2	6.5	24.7	19.9
Depreciation	2.0	2.8	6.1	9.2
Amortization of intangible assets	2.9	2.8	7.8	8.0
Interest income	(1.5)	(0.9)	(3.7)	(2.7)
Interest on long-term debt	0.2	0.3	0.7	1.1
Loss (gain) on sale of assets	-	-	0.1	(0.1)
Loss on foreign exchange	-	1.1	0.1	4.9
Income (loss) from continuing operations before income taxes	5.6	0.4	13.6	(0.5)
Income taxes (recovery)				
Current	0.6	0.3	1.7	1.1
Future	(0.1)	-	(0.1)	-
	0.5	0.3	1.6	1.1
Net income (loss) from continuing operations	5.1	0.1	12.0	(1.6)
Net income (loss) from discontinued operations, net of income taxes (Note 4)	0.1	(1.3)	7.1	6.2
Net income (loss)	5.2	(1.2)	19.1	4.6
Basic and diluted net income (loss) per share from continuing operations	0.06	-	0.13	(0.02)
Basic and diluted net income (loss) per share from discontinued operations	-	(0.01)	0.08	0.07
Basic and diluted net income (loss) per share	0.06	(0.01)	0.21	0.05
Weighted-average number of shares outstanding used in computing basic net income (loss) per share (in millions)	92.5	98.0	93.0	101.0
Weighted-average number of shares outstanding used in computing diluted net income (loss) per share (in millions)	92.7	98.0	93.1	101.0

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Statements of Deficit

Emergis

In millions of Canadian dollars	Fo[illegible] m[illegible] e[illegible] September 30, 2006	[illegible] the nine [illegible] period ended September 30, 2005
	(unaudited)	(unaudited)
Deficit, beginning of period	(1,223.1)	(1,234.6)
Net income	19.1	4.6
Deficit, end of period	(1,204.0)	(1,230.0)

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Balance Sheets

Emergis

In millions of Canadian dollars	As at September 30, 2006 (unaudited)	As at December 31, 2005 (audited)
Assets		
Current		
Cash and cash equivalents	65.7	77.1
Temporary investments	34.6	59.8
Accounts receivable	25.1	19.1
Future income taxes	-	0.2
Other current assets	7.7	7.5
	133.1	163.7
Fixed assets	19.0	21.4
Intangible assets	22.7	22.3
Goodwill	84.0	55.8
Other long-term assets (Note 5)	9.9	8.1
	268.7	271.3
Liabilities		
Current		
Accounts payable and accrued liabilities (Note 8)	36.1	47.9
Deferred revenue	3.0	1.0
Deferred credits	0.4	0.4
Current portion of long-term debt	4.1	5.1
	43.6	54.4
Deferred credits and other (Note 8)	5.4	6.5
Future income taxes	1.7	0.2
Long-term debt	2.8	4.4
	53.5	65.5
Shareholders' equity		
Capital stock (Note 6)	6.1	0.1
Contributed surplus (Note 6)	1,415.6	1,430.2
Deferred stock-based compensation (Note 2)	(1.3)	(0.8)
Deficit	(1,204.0)	(1,223.1)
Foreign currency translation adjustment	(1.2)	(0.6)
	215.2	205.8
	268.7	271.3

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Statements of Cash Flows

Emergis

In millions of Canadian dollars	For th month end mber (...d)	(u...ed)	...the nine ...ember 3... (unaudited)	...the nine ...period ended ...tember 30, 2005 (unaudited)
Operating activities				
Net income (loss) from continuing operations	5.1	0.1	12.0	(1.6)
Depreciation and amortization	4.9	5.6	13.9	17.2
Loss (gain) on sale of assets	-	-	0.1	(0.1)
Future income taxes	(0.1)	-	(0.1)	-
Non-cash foreign exchange loss	-	0.5	-	4.6
Non-cash stock-based compensation (Note 2)	0.4	0.3	1.2	1.1
Deferred stock-based compensation (Note 2)	-	-	(1.4)	(0.3)
Other	(2.7)	1.5	(2.7)	2.1
Changes in working capital	(5.5)	(8.3)	(17.0)	(49.0)
Cash flows from (used in) operating activities	2.1	(0.3)	6.0	(26.0)
Investing activities				
Additions to fixed and intangible assets	(1.1)	(2.5)	(3.4)	(8.1)
Temporary investments	(34.6)	-	25.2	-
Acquisitions (Note 7)	(24.2)	(1.7)	(28.7)	(16.9)
Cash from businesses acquired (Note 7)	0.9	-	0.9	0.1
Proceeds on sale of businesses, net of disposal costs (Note 4)	0.1	(1.5)	7.4	23.4
Cash flows (used in) from investing activities	(58.9)	(5.7)	1.4	(1.5)
Financing activities				
Repayment of long-term debt	(1.2)	(1.7)	(3.7)	(6.0)
Repurchase and issuance of common shares	(10.8)	(24.0)	(14.9)	(35.8)
Cash flows used in financing activities	(12.0)	(25.7)	(18.6)	(41.8)
Foreign exchange loss on cash held in foreign currencies	-	(0.3)	(0.2)	(0.9)
Cash flows used in continuing operations	(68.8)	(32.0)	(11.4)	(70.2)
Cash flows used in discontinued operations (Note 4)	-	-	-	(3.9)
Cash and cash equivalents				
Decrease	(68.8)	(32.0)	(11.4)	(74.1)
Balance, beginning of period	134.5	162.7	77.1	204.8
Balance, end of period	65.7	130.7	65.7	130.7
Supplemental disclosure of cash flow information				
Interest paid	0.2	0.4	0.7	1.1
Income taxes paid	0.1	0.4	1.1	1.2
Non-cash investing and financing activities				
Additions to fixed and intangible assets financed	0.9	0.7	1.4	1.1
Common shares issued related to acquisitions	3.0	-	3.0	-

The accompanying notes are an integral part of the interim consolidated financial statements.

In millions of Canadian dollars, except per share data (unaudited)

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies as were used for the consolidated financial statements for the year ended December 31, 2005. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2005 and the notes thereto in the 2005 Annual Report.

1. Summary of significant accounting policies

Basis of presentation

The interim consolidated financial statements of Emergis Inc. ("Emergis") have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of all its subsidiaries.

New accounting standards

In 2005, the Canadian Institute of Chartered Accountants (CICA) issued Section 3831 of the Handbook, Non-Monetary Transactions, effective for transactions initiated in periods beginning on or after January 1, 2006. This section requires the recording of non-monetary transactions at the fair value unless the transaction has no commercial substance, is an exchange of inventory, is a non-monetary, non-reciprocal transfer to owners or is not reliably measurable. The adoption of this new section had no impact on the interim consolidated financial statements.

2. Stock-based compensation plans

Emergis stock options

The Company has granted options to its employees to purchase Emergis common shares under the Emergis Share Option Plan. The exercise price of the options is set at the closing price of the underlying shares on the last trading day prior to the effective date of the grant. Options vest generally over a four-year period starting in the second year after the grant and expire six years after the grant date, except in the case of certain special grants, as mentioned below.

Under a new employee compensation policy which took effect in 2005, regular annual stock option grants have been replaced by awards of restricted stock. Stock options may still be granted in certain cases, at hire or otherwise, if so decided by the Board of Directors.

In November 2005, the Board awarded a special grant of 361,000 performance-based stock options to certain key employees in connection with the adoption of a three-year strategic plan. Options under this special grant may be exercised at any time on or after February 1, 2009, with the participants being able to purchase up to 100% of the total number of optioned shares only if the following two conditions are met: a) the compound annual growth rate for either the Company's total revenue or the Health segment's revenue achieves a certain threshold over the next three years compared to the 2005 actual results and b) at the time of exercise, the closing price of Emergis shares on The Toronto Stock Exchange has met or exceeded a target price threshold of $8 for at least 21 consecutive trading days during the 12 month-period preceding the date of exercise. The options expire on December 31, 2010.

In millions of Canadian dollars, except per share data (unaudited)

2. Stock-based compensation plans (continued)

The Company employs the fair value-based method for measuring the compensation cost of employee stock options granted in 2003 and after. To value the stock options, the Company uses the binomial model for the performance-based stock options and the Black-Scholes option-pricing model for all other stock options. On July 2, 2004, following a $1.45 special cash distribution to shareholders on June 30, 2004, the Company reduced the exercise price for all then outstanding options by $1.47, using a formula prescribed by The Toronto Stock Exchange. No options were granted during the nine-month period ended September 30, 2006.

Stock option plans	**Options**
Stock option plans for common shares at prices ranging from $3.13 to $63.83 per share and expiry dates of up to 2011	1,739,686

The table below shows the compensation expense for outstanding options granted after December 31, 2002 and the assumptions used in the Black-Scholes option-pricing model for awards granted during the period:

	For the three-month period ended September 30		**For the nine-month period ended September 30**	
	2006	**2005**	**2006**	**2005**
Compensation expense ($ millions)	0.1	0.2	0.3	0.8
Weighted-average grant date fair value ($) [1]	N/A	1.52	N/A	1.52
Weighted-average assumptions:				
Dividend yield (%)	N/A	0.0	N/A	0.0
Expected volatility (%)	N/A	60.0	N/A	60.0
Risk-free interest rate (%)	N/A	3.10	N/A	3.10
Expected life (years)	N/A	4	N/A	4

[1]Unadjusted for the reduction of $1.47 in the exercise price as of July 2, 2004 for all options granted prior to July 2, 2004. The weighted-average fair value of the reduction of $1.47 amounted to $0.27 for the 965,044 options granted since January 1, 2003 and still outstanding as of July 2, 2004.

The following pro-forma disclosure outlines the impact on the compensation cost for the Company's stock-based employee compensation plans had the Company used the fair-value based method of accounting for awards granted in 2002.

	For the three-month period ended September 30		**For the nine-month period ended September 30**	
	2006	**2005**	**2006**	**2005**
Net income (loss), as reported	**5.2**	(1.2)	**19.1**	4.6
Adjustment to net income (loss)	**-**	(0.2)	**(0.1)**	(1.4)
Pro forma net income (loss)	**5.2**	(1.4)	**19.0**	3.2
Pro forma basic and diluted income (loss) per share ($)	**0.06**	(0.01)	**0.20**	0.03

In millions of Canadian dollars, except per share data (unaudited)

2. Stock-based compensation plans (continued)

Restricted stock plan

In September 2004, the Board of Directors adopted a restricted stock plan for employees. Under the terms of this plan, the Company, on certain specific dates, funds the purchase of Emergis shares which are held in trust to be released to employees upon fulfilment of a vesting condition. In the first quarter of 2006, the Company transferred $1.4 million to the plan trustee for the purchase of Emergis shares. Compensation expense related to the restricted stock plan amounted to $0.3 million and $0.9 million for the three-month and nine-month periods ended September 30, 2006, respectively. Included in shareholders' equity is the related deferred stock-based compensation balance of $1.3 million as at September 30, 2006.

3. Income from contract settlements

In December 2004, the Company received US$3.4 million ($4.2 million) in settlement of the early termination of a service and software license agreement signed in 2001 with an eInvoicing customer and for transition services for such customer in 2005. This amount was recorded in the first two quarters of 2005 as revenue from transition services in the amount of $1.8 million and income from contract settlements in the amount of $2.4 million.

4. Discontinued operations

In March 2004, the Company completed the sale of its Preferred Provider Organization (PPO) and care management businesses, together representing its U.S. Health operations. In May 2005, the Company completed the sale of its eLending U.S. operations.

In April 2006, the Company received a second and final cash payment of US$6.3 million ($7.1 million) relating to an arrangement in connection with the sale of its former U.S. Health subsidiary. The subsidiary held options to purchase shares of a publicly traded company. While these options remained in the subsidiary when it was sold, the sales agreement included a price adjustment that allowed the Company to retain the economic benefit associated with the exercise of the options or with the purchase of the options by a third party. Pursuant to this arrangement, the Company had previously received a first cash payment of US$9.0 million ($10.9 million) in the second quarter of 2005. The final payment was recorded as a gain on sale and is included in income from discontinued operations in the second quarter of 2006.

The results of operations and cash flows of the U.S. Health and eLending U.S. operations are reported as discontinued operations as a single line item in the interim consolidated financial statements.

In millions of Canadian dollars, except per share data (unaudited)

4. Discontinued operations (continued)

The results of discontinued operations presented in the accompanying interim consolidated statements of earnings, were as follows:

	For the three-month period ended September 30				For the nine-month period ended September 30			
	2006	2005			2006	2005		
	U.S. Health	U.S. Health	eLending U.S.	Total	U.S. Health	U.S. Health	eLending U.S.	Total
Revenue	-	-	-	-	-	-	1.2	1.2
Direct costs	-	-	-	-	-	-	1.2	1.2
Gross margin	-	-	-	-	-	-	-	-
Expenses								
Operations	-	-	-	-	-	-	0.5	0.5
Sales and marketing	-	-	-	-	-	-	0.7	0.7
Research and development, net	-	-	-	-	-	-	0.1	0.1
General and administrative	-	-	-	-	-	-	0.7	0.7
	-	-	-	-	-	-	2.0	2.0
Loss before under-noted items							(2.0)	(2.0)
Depreciation							0.1	0.1
Amortization of intangible assets	-	-	-	-	-	-	0.9	0.9
(Gain) loss on sale of assets held for sale	(0.1)	1.3	-	1.3	(7.1)	0.6	(9.8)	(9.2)
Income (loss) before income taxes	0.1	(1.3)	-	(1.3)	7.1	(0.6)	6.8	6.2
Income taxes	-	-	-	-	-	-	-	-
Net income (loss) from discontinued operations	0.1	(1.3)	-	(1.3)	7.1	(0.6)	6.8	6.2

The cash flows from discontinued operations presented in the accompanying interim consolidated statements of cash flows, were as follows:

	For the three-month period ended September 30		For the nine-month period ended September 30	
	2006	2005	2006	2005
Operating activities	-	-	-	(4.3)
Investing activities	-	-	-	-
Financing activities	-	-	-	-
Foreign exchange gain on cash held in foreign currencies	-	-	-	0.4
Cash flows used in discontinued operations	-	-	-	(3.9)

In millions of Canadian dollars, except per share data (unaudited)

4. Discontinued operations (continued)

MultiPlan complaint

In 2004, the Company provided an indemnity to Multiplan, Inc. in the sales agreement regarding its PPO business. The indemnity covers principally any breach of representations and warranties, and any covenants in excess of US$2.0 million to a maximum of US$53.3 million, except for tax liabilities and certain other representations, for which there is no deductible and no maximum amount. The Company's representations and warranties remained in force until the end of April 2005, except for claims made before such time and tax and certain other representations, which remain in force until the expiry of the applicable statute of limitations.

In April 2005, Multiplan Inc., the purchaser of the PPO business filed in federal court in New York a complaint seeking, among other relief, compensation in excess of US$64 million for damages allegedly incurred in connection with the purchase. The complaint alleges a variety of claims relating to the sales agreement. Part of the complaint related to an indemnification for alleged claims by hospitals amounting to US$14 million. Multiplan Inc. has advised the Company that it has settled these hospital claims for an amount of US$750,000. The Company filed a motion to dismiss certain claims in the complaint. Under U.S. law, this motion, which is made early in the process, is based solely on legal grounds, assuming all factual allegations in the complaint to be true, and was made prior to any discovery. The motion does not challenge the factual claims but addresses the plaintiff's failure to allege sufficient facts to support a legal claim. A decision granting the motion will narrow the scope of the case but will not eliminate the complaint. Should the motion be denied, the Company will retain all factual and other defences to the complaint.

The Company remains of the view that the allegations are without merit and is taking all appropriate actions to vigorously defend its position. Fees related to the defence of this claim and any other adjustment related to U.S. Health are recorded in the period incurred and are included in income from discontinued operations.

5. Other long-term assets

Included in other long-term assets is the deferral of development costs of $1.3 million relating to the development of the Company's dental adjudication engine. The costs will be expensed over a five year period beginning in the first half of 2007 when the development work on the engine is completed.

6. Equity components

The stated capital stock and contributed surplus as at September 30, 2006 are detailed as follows:

Capital stock	Number of shares	Issued and fully paid	Not issued and not fully paid
Balance at January 1, 2006	93,408,677	0.1	-
Issue of common shares (a)	1,750	-	-
Issue of common shares (b)	591,715	3.0	-
Common shares to be issued (b)	591,715	-	3.0
Repurchase of common shares (c)	(2,942,768)	-	-
Balance at September 30, 2006	91,651,089	3.1	3.0

In millions of Canadian dollars, except per share data (unaudited)

6. Equity components (continued)

Contributed surplus	
Balance at January 1, 2006	1,430.2
Repurchase of common shares (c)	(14.9)
Amount related to stock-based compensation (d)	0.3
Balance at September 30, 2006	1,415.6

(a) 1,750 stock options were exercised to purchase 1,750 common shares for cash consideration of $7 thousand.

(b) During the third quarter of 2006, 591,715 common shares for a value of $3.0 million were issued relating to the acquisition of Dinmar Consulting Inc., at closing, and 591,715 common shares for a value of $3.0 million are to be issued 9 months after the acquisition date pending any claims for indemnification.

(c) Under the terms of a normal course issuer bid in effect as of March 2, 2006, the Company repurchased 2,942,768 shares for total consideration of $14.9 million, including related expenses. All 2,942,768 shares were settled, paid and cancelled as at September 30, 2006. This amount reduced contributed surplus.

(d) During the nine-month period ended September 30, 2006, the Company expensed $0.3 million relating to stock options. This amount was attributed to contributed surplus.

Normal course issuer bid

Following the expiry of a normal course issuer bid on February 15, 2006, the Company initiated a second normal course issuer bid on March 2, 2006 through the facilities of The Toronto Stock Exchange. Purchases made pursuant to the bid will not exceed 5,970,000 common shares, representing approximately 10% of the public float as at February 17, 2006. The common shares acquired pursuant to the bid will be cancelled. Purchases under the bid may continue until March 1, 2007, unless terminated earlier. During the nine-month period ended September 30, 2006, the Company repurchased 2,942,768 shares under the second bid for total consideration of $14.9 million, including related expenses. These shares were all settled, paid and cancelled as at September 30, 2006. No purchases were made during the first quarter under the first bid.

In millions of Canadian dollars, except per share data (unaudited)

7. Acquisitions

The acquisitions described below were accounted for using the purchase method. The results of operations have been included in the Company's results since their respective dates of acquisition. The purchase price allocated to the customer relationships and acquired technologies is being amortized over a five-year period. The Company expects to finalize the purchase price allocations during 2006. The total purchase price of the acquisitions was preliminarily allocated as follows:

Total purchase price allocation:	FrontLine Solutions	Dinmar Consulting Inc.
Current assets	0.1	5.7
Capital assets	-	1.1
Current liabilities	(0.3)	(2.2)
Deferred revenue	(0.4)	(2.6)
Long-term liabilities	-	(1.8)
Allocation of excess of purchase price:		
Customer relationships	2.0	1.0
Acquired technologies	-	4.5
Goodwill	3.0	26.4
Cost of acquisition	4.4	32.1

FrontLine Solutions

On May 26, 2006, the Company acquired certain assets and assumed certain liabilities of the pharmacy management services business of FrontLine Solutions Inc. for cash consideration of $4.2 million. The Company also incurred transaction costs in the amount of $0.2 million in connection with the acquisition, relating mostly to integration costs. The pharmacy management services business, based in Ontario, provides pharmacy solutions that automate the prescription fulfillment process as well as an integrated point-of-service solution for in-store operations.

Dinmar Consulting Inc.

On July 7, 2006, the Company acquired all the issued and outstanding shares of Dinmar Consulting Inc. (Dinmar). The acquisition price for Dinmar was $32.1 million: $26.1 million in cash, subject to closing adjustments; and $6.0 million in Emergis treasury shares, of which $3.0 million in shares were issued at closing (0.6 million shares at $5.07 per share, the per-share value being calculated as per the purchase agreement) and $3.0 million in shares (0.6 million shares at $5.07 per share) to be issued 9 months after the acquisition date pending any claims for indemnification. Included in the purchase price, are transaction costs of $1.0 million incurred in connection with the acquisition, relating mostly to professional fees and integration costs. Further consideration of up to $8.0 million may be paid, contingent upon Dinmar's financial performance exceeding certain base targets in the 12 months following the acquisition date. Half of this $8.0 million contingent consideration may be paid in Emergis shares, at Emergis' option. Additional contingent consideration, if any, will be recorded as goodwill, upon payment. Dinmar, based in Ottawa, is a provider of electronic health record technology solutions and consulting services to the health care community.

In millions of Canadian dollars, except per share data (unaudited)

7. Acquisition (continued)

National Data Corporation of Canada

In March 2005, the Company acquired all the issued and outstanding shares of National Data Corporation of Canada, for total consideration of $14.3 million, including transaction costs, subject to certain conditions. In March 2006, the purchase price was reduced by $0.6 million as a result of post-closing indemnification claims by the Company. The reduction was recorded against goodwill.

8. Restructuring and other charges

The table below provides a reconciliation of the balance of a 2004 restructuring provision payable and combined 2002 and 2003 restructuring provisions payable as at September 30, 2006.

	2004	2003 and 2002	Total
Balance, as at January 1, 2006	3.5	2.9	6.4
Payments made for the nine-month period	(1.9)	(1.7)	(3.6)
Balance, as at September 30, 2006	1.6	1.2	2.8

The balance of the restructuring provisions as at September 30, 2006 was $2.8 million, of which $0.8 million is included in accounts payable and accrued liabilities, and $2.0 million is included in long-term deferred credits and other.

In millions of Canadian dollars, except per share data (unaudited)

9. Net income (loss) per share

The reconciliation of diluted net income (loss) from continuing operations and net income (loss) per share for the three-month and nine-month periods ended September 30 is presented below:

	For the three-month period ended September 30, 2006			For the nine-month period ended September 30, 2006		
	Net income (numerator)	Number of shares (denominator)	Per share amount ($)	Net income (numerator)	Number of shares (denominator)	Per share amount ($)
Net income from continuing operations attributable to common shareholders	5.1	92,537,091	0.06	12.0	92,963,405	0.13
Dilutive options		193,316			170,967	
Diluted net income from continuing operations attributable to common shareholders	5.1	92,730,407	0.06	12.0	93,134,372	0.13
Net income attributable to common shareholders	5.2	92,537,091	0.06	19.1	92,963,405	0.21
Dilutive options		193,316			170,967	
Diluted net income attributable to common shareholders	5.2	92,730,407	0.06	19.1	93,134,372	0.21

	For the three-month period ended September 30, 2005			For the nine-month period ended September 30, 2005		
	Net income (loss) (numerator)	Number of shares (denominator)	Per share amount ($)	Net (loss) income (numerator)	Number of shares (denominator)	Per share amount ($)
Net income (loss) from continuing operations attributable to common shareholders	0.1	98,017,295	0.00	(1.6)	101,032,965	(0.02)
Dilutive options		12,012			(a)	
Diluted net income (loss) from continuing operations attributable to common shareholders	0.1	98,029,307	0.00	(1.6)	101,032,965	(0.02)
Net (loss) income attributable to common shareholders	(1.2)	98,017,295	(0.01)	4.6	101,032,965	0.05
Dilutive options		12,012			(a)	
Diluted net (loss) income attributable to common shareholders	(1.2)	98,029,307	(0.01)	4.6	101,032,965	0.05

(a): No dilutive effect on loss from continuing operations or net loss.

In millions of Canadian dollars, except per share data (unaudited)

9. Net income (loss) per share (continued)

The following securities were excluded from the calculation of diluted net income (loss) from continuing operations per share and net income (loss) per share as their effect would have been anti-dilutive or because the average market value of the underlying shares was less than the exercise price of the securities.

	For the three-month period ended September 30		For the nine-month period ended September 30	
(number of shares)	2006	2005	2006	2005
Non-dilutive options	899,492	1,703,414	899,492	1,703,414
Dilutive options	n/a	n/a	n/a	4,644

10. Operating segment information

The Company currently operates under two reporting segments - Health and Finance.

Health: The Company's main business activities in the health segment are the adjudication of drug claims and the transport of drug and dental claims primarily on behalf of Canadian insurance companies. The Company also operates a claims processing platform that was developed for the largest workers' compensation board in the country. In addition, the Company delivers pharmacy management solutions that automate the prescription fulfilment process and in-store operations and provides electronic health record technology solutions and related consulting services.

Finance: This segment offers finance-related electronic business solutions to financial institutions, large corporations, and the real estate legal community. The focus of this business segment is on cash management solutions, the electronic processing and registration of loan documents, and debit and credit card authorizations.

Non-core: Non-core operations ceased as of June 30, 2004. However, in 2005 and 2006, the Company reversed certain tax provisions related to these operations.

The table below shows the continuing operations and goodwill of each of the segments:

	For the three-month period ended September 30							
	Health		Finance		Non-core		Total	
	2006	2005	2006	2005	2006	2005	2006	2005
Revenue	29.2	23.3	14.1	16.8	-	-	43.3	40.1
Direct costs	5.5	5.2	2.5	2.6	(0.2)	-	7.8	7.8
Gross margin	23.7	18.1	11.6	14.2	0.2	-	35.5	32.3
EBITDA [1]	7.2	4.8	1.7	1.7	0.3	-	9.2	6.5
Goodwill as at September 30	73.2	44.5	10.8	11.3	-	-	84.0	55.8

In millions of Canadian dollars, except per share data (unaudited)

10. Operating segment information (continued)

	For the nine-month period ended September 30							
	Health		Finance		Non-core		Total	
	2006	2005	2006	2005	2006	2005	2006	2005
Revenue	79.7	67.2	44.1	52.1	-	-	123.8	119.3
Direct costs	14.4	14.1	6.7	7.6	(0.4)	-	20.7	21.7
Gross margin	65.3	53.1	37.4	44.5	0.4	-	103.1	97.6
EBITDA [1]	16.8	12.8	7.1	7.1	0.8	-	24.7	19.9
Goodwill as at September 30	73.2	44.5	10.8	11.3	-	-	84.0	55.8

[1] The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other companies. The Company defines it as net income (loss) from continuing operations before depreciation, amortization of intangible assets, interest, gains or losses on sale of assets, loss on foreign exchange, and income taxes. EBITDA is presented on a basis that is consistent from period to period and agrees, on a consolidated basis, with the amount disclosed as earnings before under-noted items in the consolidated statement of earnings.

There are no inter-segment transactions or significant differences between segment and corporate accounting policies. The Company's segments share in the use of its capital asset infrastructure. As a result, the Company does not disclose a measure of total assets by segment. In addition, asset allocation is not used by the Company in its management reporting for decision-making purposes.

Geographic information

The table below sets out certain geographic information relative to the Company's revenue from continuing operations:

	For the three-month period ended September 30				For the nine-month period ended September 30			
Revenue	**2006**		**2005**		**2006**		**2005**	
Canada	**39.6**	**91%**	36.2	90%	**115.6**	**94%**	105.6	89%
United States	**3.3**	**8%**	3.9	10%	**7.8**	**6%**	13.7	11%
Other	**0.4**	**1%**	-	-%	**0.4**	**-%**	-	-%
Total	**43.3**	**100%**	40.1	100%	**123.8**	**100%**	119.3	100%

In millions of Canadian dollars, except per share data (unaudited)

11. Guarantees

In the normal course of business, the Company enters into agreements that may contain features that meet the Accounting Guideline AcG-14 Disclosure of Guarantees definition of a guarantee. These guarantees or indemnities are found in transactions such as business dispositions, the sale of assets, and the sale of services and licenses.

Business dispositions and sale of assets

In the context of business dispositions or the sale of assets, the Company usually provides certain indemnifications to the purchaser for costs and losses incurred as a result of various events, including breaches of representations and warranties, resolution of contingent liabilities of the disposed business or assets, or the reassessment of prior tax filings relating to the business or assets sold.

The amount of such indemnities will generally be limited by the agreement. As at September 30, 2006, the maximum potential exposure under these guarantees represented a cumulative amount of approximately $71.9 million, except for liabilities relating to tax and certain other matters for which the agreements do not specify a maximum amount. Claims for breach of representations and warranties under these agreements must be made before various dates, the last of which is July 1, 2007, except for representations relating to tax and certain other matters which are in force until the expiry of the applicable statute of limitations or otherwise as set forth in the agreement. An amount of $0.7 million has been accrued on the consolidated balance sheet as at September 30, 2006 relating to this type of indemnification or guarantee. Historically, the Company has not made any significant payments under these indemnities or guarantees.

Other indemnification agreements

In addition, the Company provides indemnities to other parties in transactions such as the sale of services and licenses. These indemnification agreements require the Company to compensate the other parties for costs incurred as a result of litigation claims or statutory sanctions or damages that may be suffered by the other parties to the agreement. The Company is unable to make a reasonable estimate of the maximum potential amount it could be required to pay other parties. While some of the agreements specify a maximum potential exposure based on fees paid by other parties, some do not specify maximum amounts or limited periods. The amount also depends on the outcome of future events and conditions, which cannot be predicted. No amount has been accrued on the consolidated balance sheet relating to this type of indemnification or guarantee for the period ended September 30, 2006. Historically, the Company has not made any significant payments under such indemnification agreements.

EMERGIS INC.

Management's discussion and analysis of financial condition and results of operations for the nine months ended September 30, 2006

This management's discussion and analysis (MD&A) provides our review of the Company's performance and financial condition and should be read in conjunction with the unaudited consolidated financial statements and notes thereto for the third quarter of 2006 and 2005, with the MD&A in the 2005 Annual Report including the section on risks and uncertainties, with the audited consolidated financial statements for 2005 and the notes thereto in the 2005 Annual Report filed on the SEDAR website at www.sedar.com and available on our website at www.emergis.com. The risk factors set out in the MD&A in our 2005 Annual Report and in our 2005 Annual Information Form filed with the Canadian regulatory authorities are herein incorporated by reference and remain substantially unchanged.

We prepare our financial statements in accordance with Canadian generally accepted accounting principles (GAAP). All dollar figures are in Canadian dollars unless otherwise indicated. Where we say "we", "us", "our", "the Company" or "Emergis," we mean Emergis Inc. and its subsidiaries.

Caution regarding forward-looking statements

Certain information in this MD&A, in various filings with Canadian regulators, in reports to shareholders and in other communications, is forward-looking within the meaning of certain securities laws, and is subject to important risks, uncertainties and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve those objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "suspect", "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are used to identify forward-looking information. The forward-looking information in this MD&A describes our expectations as at November 1, 2006.

The results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information include, amongst others: general economic factors, adverse industry events, the adoption rate of our solutions by customers and by related electronic trading communities, the non-renewal of major contracts which expire in the near term, complexities and the timing of signing government contracts, customers developing internally the capability to perform the services which we perform on their behalf, our response to our industry's rapid rate of change, competition, pricing pressures, fluctuations in our operating results, our ability to make and integrate acquisitions, failures or material changes in our strategic relationships, exposure under contract indemnities, defects in software or failures in the processing of transactions, security or privacy breaches, our ability to attract and retain key personnel, our ability to protect our intellectual property, intellectual property infringement claims, and industry and government regulation.

We caution that the foregoing list of material factors is not exhaustive. When relying on our forward-looking information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. In making, the forward-looking information contained in this MD&A, we do not assume any significant acquisitions, dispositions or one-time items. We do assume however the renewal of certain customer contracts. Every year, Emergis has major customer contracts that it needs to renew. Some of these may represent slightly more than 10% of Emergis' annual revenue. In addition, we also assume the signature of contracts in new markets in the public health sector. In this regard, Emergis is pursuing large opportunities that present a very long and complex sales cycle which substantially affect our forecasting abilities. We have assumed a certain timing for the realization of these opportunities which we think is reasonable but which may not be achieved. Furthermore, the pursuit of these larger opportunities does not ensure a linear progression of our revenue and earnings since they may involve significant up-front fees followed by reduced on-going payments. We have assumed a certain progression which may not be realized. We have also assumed that the material factors referred to in the previous paragraph will not result in such forward-looking information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. For additional information with respect to certain of these and other factors, refer to the risks and uncertainties section of the MD&A in our 2005 Annual Report and to our 2005 Annual Information Form (risks and uncertainties) filed with the Canadian regulators.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS MD&A REPRESENTS OUR EXPECTATIONS AS AT NOVEMBER 1, 2006 AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, WE EXPRESSLY DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING INFORMATION, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.

Definitions

Recurring and non-recurring revenue: Our revenue is derived from recurring and non-recurring sources. Recurring revenue includes revenue from transactions or usage-based charges for access to our technology and for services including claims transport, adjudication and payment, cash management, electronic processing and registration of loan documents, and electronic document exchange. Recurring revenue also includes hardware sales related to our Assyst RX and Assyst Point-of-Sale (pharmacy management) solutions, pharmacy software license fees, fixed and/or user-based monthly charges, primarily for hosting and securing network services, maintenance and activation fees, and interest earned on amounts held on behalf of customers and third parties. It is important to note that recurring revenue refers to the underlying nature of the revenue, as described above, and that revenue from contracts that are not likely to be renewed will be included in this category if it results from the activities described above.

Non-recurring revenue includes hardware sales, excluding those related to our Assyst RX and Assyst Point-of-Sale (pharmacy management) solutions, and one-time software and patent license fees. Non-recurring revenue also includes fees for professional services related to the development of our solutions and the implementation, installation and integration of our solutions and those of our partners for customers.

Our revenue recognition policy is disclosed in Note 2 to our 2005 consolidated financial statements found in the 2005 Annual Report.

One-time items: One-time items include income from contract settlements, restructuring and other charges and related reversals, significant gains on sale of assets, asset write-downs and tax rate adjustments, as applicable. One-time items do not include accruals or reversals of accruals made in the normal course of business.

Non-GAAP financial measures

EBITDA: The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other issuers. We define it as net income (loss) from continuing operations before depreciation, amortization of intangible assets, interest, gains or losses on sale of assets, loss on foreign exchange, and income taxes. It agrees, on a consolidated basis, with the amount disclosed as earnings before under-noted items on the consolidated statements of earnings. EBITDA is presented on a basis that is consistent from period to period.

We believe EBITDA to be an important measurement that allows us to assess the operating performance of our ongoing businesses without the impact of depreciation and amortization expenses. We exclude depreciation and amortization expenses because their level depends substantially on non-operating factors such as the historical cost of capital assets.

EBITDA allows us to compare our operating performance on a consistent basis. Certain investors and analysts use EBITDA in measuring a company's ability to service debt, meet other payment obligations, as well as in valuations. The following table reconciles EBITDA excluding one-time items to EBITDA:

	Three-months ended September 30		Nine-months ended September 30	
	2006	2005	**2006**	2005
EBITDA excluding one-time items	**9.2**	6.5	**24.7**	17.5
Income from contract settlements	-	-	-	2.4
EBITDA	**9.2**	6.5	**24.7**	19.9

Net income (loss) from continuing operations excluding one-time items: The following table reconciles our net income (loss) from continuing operations excluding one-time items to our net income (loss) from continuing operations:

	Three-months ended September 30		Nine-months ended September 30	
	2006	2005	**2006**	2005
Net income (loss) from continuing operations excluding one-time items	**5.1**	0.1	**12.0**	(4.0)
Income from contract settlements	-	-	-	2.4
Net income (loss) from continuing operations	**5.1**	0.1	**12.0**	(1.6)

Financial highlights

Consolidated statements of earnings

Three months ended September 30, 2006 compared to the three months ended September 30, 2005

- Total revenue was $43.3 million in 2006 compared to $40.1 million in 2005 due to higher Health revenue, partially offset by lower Finance revenue.
- Recurring revenue represented 84% of total revenue in the quarter compared to 93% in the same quarter of last year. The change was mainly due to an increase in professional services and license revenue, which we classify as non-recurring, including that from Dinmar Consulting Inc. (Dinmar) and from drug information systems (DIS) license revenue in our Assure EHR (Electronic Health Record) portfolio. In our Finance segment, the expiry of a transition services contract, which had generated revenue classified as recurring, also contributed to the change. It is expected that recurring revenue in the future will continue to represent a level more consistent with that of the current quarter than in past quarters.

- Health revenue grew by 25% in 2006 in comparison to 2005 mainly due to the acquisitions of Dinmar and the pharmacy management services business of FrontLine Solutions Inc. (FrontLine), to organic growth in our Assure Claims Drug (drug claims adjudication) solution, and to DIS license revenue in our Assure EHR portfolio. These increases were partly offset by the expiry of an Assure Claims Network (claims transport) contract on December 31, 2005.
- Finance revenue decreased by 16% in 2006 in comparison to 2005 mainly due to the expiry of a transition services contract, lower professional services related to our Visa Commerce activities, and the wind-down of the commercial operations of our eInvoicing solution. These decreases were partly offset by license revenue from our electronic invoice presentment and payment (EIPP) patented technology.
- EBITDA excluding one-time items increased to $9.2 million in 2006 from $6.5 million in 2005. This increase was mainly due to acquisitions, organic growth in our Assure Claims Drug (drug claims adjudication) solution, and license revenue from our EIPP patented technology. These increases were partly offset by lower professional services in our Visa Commerce activities.
- Net income from continuing operations was $5.1 million or $0.06 per share in 2006 compared to $0.1 million or $0.00 per share in 2005. This increase was due to the increase in EBITDA, the absence in 2006 of a foreign exchange loss present in 2005, lower depreciation, and an increase in interest income.
- Net income was $5.2 million or $0.06 per share in 2006 compared to a loss of $(1.2) million or $(0.01) per share in 2005. This increase was mainly due to the improvement in net income from continuing operations and the absence in 2006 of a loss from discontinued operations present in 2005.

Nine months ended September 30, 2006 compared to the nine months ended September 30, 2005

- Total revenue was $123.8 million in 2006 compared to $119.3 million in 2005 due to higher Health revenue, partially offset by lower Finance revenue.
- Recurring revenue represented 88% of total revenue in 2006 compared to 94% in 2005. The change was mainly due an increase in professional services and license revenue, which we classify as non-recurring, including DIS license revenue in our Assure EHR portfolio and professional services and license revenue from Dinmar. The wind-down of the commercial operations of our eInvoicing solution, which had generated revenue classified as recurring, also contributed to the change.
- Health revenue grew by 19% in 2006 in comparison to 2005 mainly due to (i) acquisitions in the Assure EHR, Assure Claims Network (claims transport) and Assyst RX (pharmacy management) areas, (ii) organic growth in our Assure Claims Drug (drug claims adjudication) and Assyst RX and Assyst Point-of-Sale (pharmacy management) solutions, and (iii) DIS license revenue in our Assure EHR portfolio. These increases were partly offset by the expiry of an Assure Claims Network (claims transport) contract on December 31, 2005.
- Finance revenue decreased by 15% in 2006 in comparison to 2005 mainly due to the wind-down of the commercial operations of our eInvoicing solution, the expiry of a transition services contract, and lower professional services revenue related to our Visa Commerce activities. These decreases were partly offset by higher professional services revenue relating to our Assure Pay (cash management) portfolio and license revenue from our EIPP patented technology.

- EBITDA excluding one-time items was $24.7 million in 2006 compared to $17.5 million in 2005. This increase was principally attributable to our cost containment efforts, which included increased SR&ED investment tax credits estimated for prior years, coupled with lower facilities and hardware maintenance costs.
- Net income from continuing operations was $12.0 million or $0.13 per share in 2006 compared to a loss of $(1.6) million or $(0.02) per share in 2005. This increase was due to the increase in EBITDA, the absence in 2006 of a foreign exchange loss present in 2005, lower depreciation, and higher interest income. The increase was partly offset by the absence in 2006 of income from contract settlement present in 2005.
- Net income was $19.1 million or $0.21 per share in 2006 compared to $4.6 million or $0.05 per share in 2005. This increase was mainly due to the improvement in net income from continuing operations, coupled with an increase in net income from discontinued operations.

Consolidated balance sheets

September 30, 2006 compared to December 31, 2005

- Cash, cash equivalents and temporary investments on hand decreased from $136.9 million at December 31, 2005 to $100.3 million at September 30, 2006, mainly due to the acquisitions of Dinmar and the pharmacy management services business of FrontLine, the repurchase of common shares pursuant to a normal course issuer bid (NCIB), and to a decrease in accounts payable and accrued liabilities including disbursements related to past restructuring initiatives. This decrease was partly offset by net earnings from operations and cash received as an adjustment to the sale price for our U.S. Health operations in 2004.
- Our balance sheet reflects a current ratio (ratio of current assets to current liabilities) of 3.1 times at September 30, 2006, compared to 3.0 times at December 31, 2005, and positive working capital of $89.5 million compared to $109.3 million in 2005. The decrease in current assets from $163.7 million in 2005 to $133.1 million in 2006 is mainly attributable to the change in cash, cash equivalents and temporary investments noted above. Current liabilities decreased from $54.4 million in 2005 to $43.6 million in 2006 mainly due to reductions in accounts payable and accrued liabilities, including reduced balances relating to our restructuring provision payable.

Consolidated statements of cash flows

Three months ended September 30, 2006 compared to the three months ended September 30, 2005

- Operating activities in 2006 resulted in cash inflows of $2.1 million compared to cash outflows of $0.3 million mainly due to decreases in working capital requirements including decreased disbursements related to past restructuring initiatives.
- Cash flows used in investing activities resulted in net outflows of $58.9 million in 2006, of which $34.6 million was due to the purchase of temporary investments in commercial paper which have maturities of more than three months. An additional outflow of $23.7 million was due to the acquisition of Dinmar. In 2005, net outflows of $5.7 million were mainly due to the purchase of capital assets, payments relating to acquisitions, and adjustments from the sale of businesses.
- Cash flows used in financing activities resulted in net outflows of $12.0 million in 2006 mainly due to shares we repurchased as part of an NCIB. In 2005, cash outflows of $25.7 million pertained mainly to shares we repurchased through a substantial issuer bid (SIB) and an NCIB.

Nine months ended September 30, 2006 compared to the nine months ended September 30, 2005

- Operating activities in 2006 resulted in cash inflows of $6.0 million compared to cash outflows of $26.0 million in 2005 mainly due to decreases in working capital requirements including decreased disbursements related to past restructuring initiatives and improved operating performance.
- Cash flows from investing activities resulted in net inflows of $1.4 million in 2006 mainly due to the maturity of temporary investments in the nine month period ended September 30, 2006, and to a price adjustment on the sale of our U.S. Health operations in 2004. These inflows were partly offset by the acquisitions of Dinmar and the pharmacy management services business of FrontLine and the purchase of capital assets. In 2005, net outflows of $1.5 million were mainly due to the acquisitions of NDCHealth Corporation's Canadian claims transport and pharmacy management services businesses and the purchase of capital assets. These outflows were mainly offset by the proceeds received on the sale of our eLending U.S. operations and a price adjustment on the sale of our U.S. Health operations in 2004.
- Cash flows used in financing activities resulted in net outflows of $18.6 million in 2006 mainly due to shares we repurchased as part of an NCIB. In 2005, cash outflows of $41.8 million pertained mainly to shares we repurchased through an SIB and an NCIB.

Corporate highlights

Acquisition of Dinmar Consulting Inc.

On July 7, 2006, we acquired all the issued and outstanding shares of Dinmar. The acquisition price for Dinmar was $32.1 million: $26.1 million in cash ($23.7 million paid in the third quarter of 2006 and $2.4 million payable over the next 3 quarters), subject to closing adjustments; and $6.0 million in Emergis treasury shares of which $3.0 million in shares were issued at closing (0.6 million shares at $5.07 per share) and $3.0 million in shares (0.6 million shares at $5.07 per share) to be issued 9 months after the acquisition date pending any claims for indemnification. Further consideration of up to $8.0 million may be paid, contingent upon Dinmar's financial performance exceeding certain base targets in the 12 months following the acquisition date. Half of this $8.0 million contingent consideration may be paid in Emergis shares, at Emergis' option. Dinmar, based in Ottawa, is a provider of EHR technology solutions and consulting services to the health care community.

Management of multi-benefit claims for La Capitale

On September 12, 2006, we signed a 10-year agreement with La Capitale Insurance and Financial Services Inc. for the management of multi-benefit claims. With this agreement, we will manage La Capitale's drug and dental claims starting March 2007, and extended health claims, at a later date.

Arbitration with Maximus

On September 27, 2006, we announced that we had initiated an arbitration process with MAXIMUS BC and other Canadian subsidiaries of MAXIMUS, Inc. related to a subcontract for us to deliver a new medical claims adjudication solution and a processing environment for the Ministry of Health of British Columbia. We contend that MAXIMUS has prevented us from carrying out our obligations under the subcontract and are seeking compensation from MAXIMUS. All work has been suspended under the subcontract. In the event the subcontract is terminated, we will seek additional financial compensation, including punitive damages. So far, the subcontract with MAXIMUS has generated $0.6 million in revenue for Emergis in each of 2005 and 2006.

Normal course issuer bid

In February 2006, we announced a second NCIB effective March 2, 2006 and terminating March 1, 2007. Purchases made pursuant to the bid will not exceed 5,970,000 common shares. As at November 1, 2006, 2,942,768 common shares had been repurchased and cancelled under this second bid at an average price of $5.03 per share for an aggregate cost, including related expenses, of $14.9 million.

Results of operations

Revenue for the quarter

Revenue by customer segment

Three months ended September 30, 2006 compared to the three months ended September 30, 2005

	2006				2005			
	Recurring	**Non-Recurring**	**Total**	**% of total**	Recurring	Non-recurring	Total	% of total
Health	**24.3**	**4.9**	**29.2**	**67**	22.5	0.8	23.3	58
Finance	**12.0**	**2.1**	**14.1**	**33**	14.7	2.1	16.8	42
Total	**36.3**	**7.0**	**43.3**	**100**	37.2	2.9	40.1	100

Total revenue generated in 2006 was $43.3 million compared to $40.1 million in 2005. Recurring revenue decreased from $37.2 million in 2005 to $36.3 million in 2006 due to a decline in the Finance segment, partly offset by growth in the Health segment. Recurring revenue represented 84% of total revenue in the quarter compared to 93% in the same quarter of last year. The change was mainly due to an increase in professional services and license revenue, which we classify as non-recurring, including that from Dinmar and from DIS license revenue in our Assure EHR portfolio. The expiry of a transition services contract in our Finance segment, which had generated revenue classified as recurring, also contributed to the change.

U.S. sourced revenue decreased to 8% of total revenue in 2006 from 10% in 2005. This decrease was mainly attributable to lower professional services revenue related to our Visa Commerce activities, partly offset by the U.S. sourced revenue generated in our Assure EHR portfolio as a result of our purchase of Dinmar.

Health: Health revenue grew by 25% in 2006 in comparison to 2005 mainly due to the acquisitions of Dinmar and the pharmacy management services business of FrontLine, to organic growth relating to our Assure Claims Drug (*drug claims adjudication*) solution, and to DIS license revenue in our Assure EHR portfolio. These increases were partly offset by the expiry of an Assure Claims Network (*claims transport*) contract on December 31, 2005. Recurring revenue represented 83% of total Health revenue, compared to 97% in 2006. The change was mainly due to an increase in professional services and license revenue, which we classify as non-recurring, including that from Dinmar and from DIS license revenue in our Assure EHR portfolio.

Finance: Finance revenue decreased by 16% in 2006 in comparison to 2005 mainly due to the expiry of a transition services contract, lower professional services related to our Visa Commerce activities, and the wind-down of the commercial operations of our eInvoicing solution. These decreases were partly offset by license revenue from our EIPP patented technology. Recurring revenue represented 85% of total Finance revenue, compared to 88% in 2005. The change was mainly due to the expiry of a transition services contract and the wind-down of our e-Invoicing operations, both of which had generated revenue classified as recurring.

Revenue year-to-date

Revenue by customer segment

Nine months ended September 30, 2006 compared to the nine months ended September 30, 2005

				2006				2005
	Recurring	Non-Recurring	Total	% of total	Recurring	Non-recurring	Total	% of total
Health	71.6	8.1	79.7	64	65.4	1.8	67.2	56
Finance	37.8	6.3	44.1	36	47.1	5.0	52.1	44
Total	109.4	14.4	123.8	100	112.5	6.8	119.3	100

Total revenue generated in 2006 was $123.8 million compared to $119.3 million in 2005 due to higher Health revenue, partially offset by lower Finance revenue. Recurring revenue represented 88% of total revenue in 2006 compared to 94% in 2005. The change was mainly due an increase in professional services and license revenue, which we classify as non-recurring, including DIS license revenue in our Assure EHR portfolio and professional services and license revenue from Dinmar. The wind-down of the commercial operations of our eInvoicing solution, which had generated revenue classified as recurring, also contributed to the change.

U.S. sourced revenue decreased to 6% of total revenue in 2006 from 11% in 2005, mainly due to the wind-down of the commercial operations of our eInvoicing solution.

Health: Health revenue grew by 19% in 2006 in comparison to 2005 mainly due to (i) acquisitions in the Assure EHR, Assure Claims Network (claims transport) and Assyst RX (pharmacy management) areas, (ii) organic growth in our Assure Claims Drug (drug claims adjudication) and Assyst RX and Assyst Point-of-Sale (pharmacy management) solutions; and (iii) DIS license revenue in our Assure EHR portfolio. These increases were partly offset by the expiry of an Assure Claims Network (claims transport) contract on December 31, 2005. Recurring revenue in Health represented 90% of total Health revenue in 2006, compared to 97% in 2005. The change was mainly due to an increase in professional services and license revenue, which we classify as non-recurring, including DIS license revenue in our Assure EHR portfolio and professional services and license revenue from Dinmar.

Finance: Finance revenue decreased by 15% in 2006 in comparison to 2005 mainly due to the wind-down of the commercial operations of our eInvoicing solution, the expiry of a transition services contract, and lower professional services revenue related to our Visa Commerce activities. These decreases were partly offset by higher professional services revenue relating to our Assure Pay (cash management) portfolio and license revenue from our EIPP patented technology. Recurring revenue in Finance represented 86% of total Finance revenue, compared to 90% in 2005. The change was mainly due to the wind-down of our eInvoicing operations and expiry of a transition services contract, both of which had generated revenue classified as recurring.

Income from contract settlements

For the nine month period ended September 30, 2005, we recorded $2.4 million in contract settlements.

Direct costs and gross margin

Three months ended September 30, 2006 compared to the three months ended September 30, 2005

	Health		Finance		Non-core		Total	
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005
Revenue	**29.2**	23.3	**14.1**	16.8	**-**	-	**43.3**	40.1
Direct costs	**5.5**	5.2	**2.5**	2.6	**(0.2)**	-	**7.8**	7.8
Gross margin	**23.7**	18.1	**11.6**	14.2	**0.2**	-	**35.5**	32.3
Gross margin %	**81%**	78%	**82%**	85%	**-**	-	**82%**	81%

Nine months ended September 30, 2006 compared to the nine months ended September 30, 2005

	Health		Finance		Non-core		Total	
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005
Revenue	**79.7**	67.2	**44.1**	52.1	**-**	-	**123.8**	119.3
Direct costs	**14.4**	14.1	**6.7**	7.6	**(0.4)**	-	**20.7**	21.7
Gross margin	**65.3**	53.1	**37.4**	44.5	**0.4**	-	**103.1**	97.6
Gross margin %	**82%**	79%	**85%**	85%	**-**	-	**83%**	82%

Direct costs include telecommunications costs relating to services provided to customers, the cost of products or services purchased specifically for customer projects, royalties payable to third parties pertaining to certain products and personnel costs for the installation and integration of specific customer projects directly related to revenue.

On a quarterly and year-to-date basis, the increase in the Health gross margin was mainly due to organic growth in our Assure Claims Drug (drug claims adjudication) solution and to the expiry of a low-margin claims transport contract in 2005, partly offset by our acquisition of Dinmar, which had higher direct costs resulting from its consultancy business. On a quarterly basis, the margin in the Finance segment was lower due to the expiry of a transition services contract and the wind-down of the commercial operations of our eInvoicing solution, both of which produced high margins in the third quarter of 2005. The gross margin in the Finance segment was similar to that in 2005 for the year-to-date.

Operating expenses

Three and nine months ended September 30, 2006 compared to the three and nine months ended September 30, 2005

	Three-month period ended September 30				Nine-month period ended September 30			
	2006		2005		2006		2005	
		% of revenue		% of revenue		% of revenue		% of revenue
Operations	9.8	23	10.1	25	30.6	25	31.3	26
Sales and marketing	5.1	12	4.4	11	13.9	11	13.6	11
Research and development	6.2	14	6.4	16	19.4	16	20.0	17
General and administrative	5.2	12	4.9	12	14.5	12	15.2	13
Total	26.3	61	25.8	64	78.4	64	80.1	67
Employees - continuing operations, end of quarter	929		861		929		861	

Operations: Operations expenses consist primarily of personnel and personnel-related costs, software and hardware maintenance, telecommunications costs, and facilities costs associated with each line of business. Expenses have decreased for the quarter mainly due to a reduction in telecommunications, hardware maintenance and facilities costs, coupled with the reversals of certain tax provisions in our non-core segment. For the year-to-date, expenses have decreased mainly due to lower hardware maintenance and facilities costs, coupled with the reversals of certain tax provisions in our non-core segment. These expense reductions were partly offset by acquisitions.

Sales and marketing: Sales and marketing expenses consist primarily of personnel-related costs, as well as consultancy, promotional, trade show and other expenses related to the development of active and future solutions. Expenses have increased both for the quarter and year-to-date principally due to acquisitions and higher staff costs. For the year-to-date, the increase was partly offset by lower consultancy costs.

Research and development: Research and development expenses consist largely of personnel-related and consultancy costs associated with the development of new solutions, and the enhancement and maintenance of existing solutions. Expenses have decreased in the quarter mainly due to the reduction of costs related to the maintenance of existing solutions. For the year-to-date, expenses have decreased mainly due to increased scientific research and experimental development (SR&ED) investment tax credits estimated for prior years and the reduction of costs related to the maintenance of existing solutions. For both the quarter and year-to-date, these decreases were partly offset by additional development expenses related to the DIS activities in our Assure EHR portfolio and acquisitions.

For the quarter, coincident with the signing of a long-term contract with an insurance company customer, we deferred development costs of $1.3 million relating to the development of a dental claims adjudication engine. We expect that beginning in the first half of 2007, these costs will be expensed over a period of five years. The deferred development costs are included in other long-term assets on our unaudited interim consolidated balance sheet.

General and administrative: General and administrative expenses consist largely of personnel-related costs for corporate departments and other corporate overhead costs such as professional fees, insurance and rent. Expenses have increased in the quarter mainly due to the acquisition of Dinmar and by the absence in 2006 of a reduction in the capital tax provision present in 2005, partly offset by lower professional fees. For the year-to-date, expenses have decreased mainly due to lower facilities costs. A further reduction was generated by the settlement of a dispute with an existing Assure Data Exchange (electronic document exchange) customer which resulted in a net accrual reversal of $0.5 million. These decreases were partly offset by the absence in 2006 of reductions in certain contingency provisions present in 2005 and by the acquisition of Dinmar.

Workforce: Total employees related to continuing operations increased from 861 as at September 30, 2005 to 929 as at September 30, 2006. This net increase was mainly due to the addition of 89 employees as a result of the acquisition of Dinmar.

EBITDA

Three and nine months ended September 30, 2006 compared to the three and nine months ended September 30, 2005

	Three-month period ended September 30				Nine-month period ended September 30			
	2006		2005		2006		2005	
	$	Margin %	$	Margin %	$	Margin %	$	Margin %
Health	7.2	25	4.8	21	16.8	21	12.8	19
Finance	1.7	12	1.7	10	7.1	16	4.7	9
Total Core	8.9	21	6.5	16	23.9	19	17.5	15
Non-core	0.3		-		0.8		-	
Sub-total excluding one-time items:	9.2	21	6.5	16	24.7	20	17.5	15
Income from contract settlements	-		-		-		2.4	
Total	9.2	21	6.5	16	24.7	20	19.9	17

Health: For the quarter, Health EBITDA increased mainly due to acquisitions and organic growth in our Assure Claims Drug (drug claims adjudication) and Assyst RX and Assyst Point-of-Sale (pharmacy management) solutions. For the year-to-date, Health EBITDA increased principally due to organic growth in our Assure Claims Drug (drug claims adjudication) and Assyst RX and Assyst Point-of-Sale (pharmacy management) solutions, acquisitions, increased SR&ED investment tax credits estimated for prior years, and DIS license revenue in our Assure EHR portfolio. For both the quarter and year-to-date, these increases were partly offset by the proportion of general, administrative and other overhead expenses allocated to our Health segment relative to our Finance segment. This allocation is determined annually on the basis of budgeted revenue. A further reduction in quarterly and year-to-date EBITDA resulted from the expiry of an Assure Claims Network (claims transport) contract on December 31, 2005.

Finance: For the quarter, Finance EBITDA increased as a result of a decrease in the proportion of general, administrative and other overhead expenses allocated to our Finance segment relative to our Health segment, and the contribution resulting from our EIPP patented technology. This increase was entirely offset by lower professional services related to our Visa Commerce activities and the expiry of a transition services contract. For the year-to-date, Finance EBITDA increased as a result of our cost containment efforts, a decrease in the proportion of general, administrative and other overhead expenses allocated to our Finance segment relative to our Health segment, the contribution resulting from our EIPP patented technology, and increased SR&ED investment tax credits estimated for prior years. This increase was partly offset by the loss of contribution resulting from the wind-down of the commercial operations of our eInvoicing solution, the decrease in contribution from our Assure Data Exchange (electronic document exchange) activities and the expiry of a transition services contract.

Non-core: For the quarter and year-to-date, non-core EBITDA was related to reversals of certain tax provisions.

Other expenses

Three months and nine months ended September 30, 2006 compared to the three months and nine months ended September 30, 2005

	Three months ended September 30		Nine months ended September 30	
	2006	2005	**2006**	2005
Total EBITDA before under-noted items	**9.2**	6.5	**24.7**	19.9
Depreciation	**2.0**	2.8	**6.1**	9.2
Amortization of intangible assets	**2.9**	2.8	**7.8**	8.0
Interest income	**(1.5)**	(0.9)	**(3.7)**	(2.7)
Interest on long-term debt	**0.2**	0.3	**0.7**	1.1
Loss (gain) on sale of assets	**-**	-	**0.1**	(0.1)
Loss on foreign exchange	**-**	1.1	**0.1**	4.9
Income (loss) from continuing operations before income taxes	**5.6**	0.4	**13.6**	(0.5)
Income taxes	**0.5**	0.3	**1.6**	1.1
Net income (loss) from continuing Operations	**5.1**	0.1	**12.0**	(1.6)
Net income (loss) from discontinued Operations	**0.1**	(1.3)	**7.1**	6.2
Net income (loss)	**5.2**	(1.2)	**19.1**	4.6
Basic and diluted earnings (loss) per share from continuing operations	**0.06**	-	**0.13**	(0.02)
Basic and diluted earnings (loss) per share from discontinued operations	**-**	(0.01)	**0.08**	0.07
Basic and diluted earnings (loss) per share	**0.06**	(0.01)	**0.21**	0.05

Depreciation: For the quarter and year-to-date, depreciation expense decreased as a result of lower capital spending.

Amortization of intangible assets: Amortization of intangibles increased for the quarter principally due to the amortization of acquired technologies and customer relationships from the acquisition of Dinmar and customer relationships from the acquisition of the pharmacy management services business of FrontLine. These increases were mitigated as a result of certain intangibles becoming fully amortized during the course of 2005. The decrease on a year-to-date basis was mainly due to certain intangibles becoming fully amortized during the course of 2005, partially offset by the amortization of customer relationships from the acquisition of NDCHealth Corporation's Canadian claims transport and pharmacy management services business, FrontLine's pharmacy management services business, and the amortization of acquired technology and customer relationships from the acquisition of Dinmar.

Interest income: For the quarter, interest income increased mainly due to interest from the balance owing on the sale of our webdoxs operations. For the year-to-date, interest income increased mainly due to higher interest rates on temporary investments and the aforementioned interest from the balance owing on the sale of our webdoxs operations.

Interest on long-term debt: For the quarter and year-to-date, interest on long-term debt decreased due to lower outstanding debt in 2006 compared to 2005.

Loss on foreign exchange: For the quarter and year-to-date 2005, the foreign exchange loss was related primarily to a reduction in the net investment of foreign subsidiaries.

Net income (loss) from continuing operations

Net income from continuing operations for the quarter totaled $5.1 million or $0.06 per share on a fully diluted basis in 2006 compared to $0.1 million or $0.00 per share on a fully diluted basis in 2005. This increase was mainly due to an improvement in overall profitability, the absence in 2006 of a foreign exchange loss present in 2005, lower depreciation, and increased interest income.

Net income from continuing operations on a year-to-date basis totaled $12.0 million or $0.13 per share on a fully diluted basis in 2006 compared to a net loss of $(1.6) million or $(0.02) per share on a fully diluted basis in 2005. This increase was mainly due to improvement in overall profitability, the absence in 2006 of a foreign exchange loss present in 2005, lower depreciation, and higher interest income. These increases were partly offset by the absence in 2006 of income from contract settlements present in 2005.

Discontinued operations

In 2006, net income from discontinued operations was almost entirely attributable to the receipt of a cash payment of $7.1 million in the second quarter as an adjustment to the price we received for our former U.S. Health subsidiary we sold in 2004. In the third quarter 2005, discontinued operations, which included our former U.S. Health operations, generated a loss of $(1.3) million. For the year-to-date 2005, discontinued operations, which included our former eLending U.S. and U.S. Health operations, generated net income of $6.2 million. Details regarding the statements of earnings for these discontinued operations can be found in Note 4 to our unaudited interim consolidated financial statements.

Net income (loss)

Net income for the quarter was $5.2 million or $0.06 per share compared to a loss of $(1.2) million or $(0.01) per share reported in 2005. This increase was mainly due to an improvement in overall profitability, the absence in 2006 of a loss on discontinued operations present in 2005, the absence in 2006 of a foreign exchange loss present in 2005, lower depreciation and increased interest income. On a year-to-date basis net income was $19.1 million or $0.21 per share compared to $4.6 million or $0.05 per share reported in 2005. This increase was mainly due to improvement in overall profitability, the absence in 2006 of a foreign exchange loss present in 2005, lower depreciation, and higher interest income. These increases were partly offset by the absence in 2006 of income from contract settlements present in 2005.

Liquidity and capital resources

The table below sets forth a summary of cash flow activity for the quarter and year-to-date, and should be read in conjunction with our interim unaudited consolidated statements of cash flows.

Three and nine months ended September 30, 2006 compared to the three and nine months ended September 30, 2005

	Three months ended September 30		Nine months ended September 30	
	2006	2005	**2006**	2005
Cash flows from (used in) operating activities	**2.1**	(0.3)	**6.0**	(26.0)
Cash flows (used in) from investing activities	**(58.9)**	(5.7)	**1.4**	(1.5)
Cash flows used in financing activities	**(12.0)**	(25.7)	**(18.6)**	(41.8)
Other		(0.3)	**(0.2)**	(0.9)
Decrease in continuing cash position	**(68.8)**	(32.0)	**(11.4)**	(70.2)
Cash flow used in discontinued operations		-	**-**	(3.9)
Decrease in cash position	**(68.8)**	(32.0)	**(11.4)**	(74.1)
Cash and cash equivalents, beginning of period	**134.5**	162.7	**77.1**	204.8
Cash and cash equivalents, end of period	**65.7**	130.7	**65.7**	130.7
Temporary investments, end of period	**34.6**		**34.6**	-
Cash, cash equivalents and temporary investments, end of period	**100.3**	130.7	**100.3**	130.7

As at September 30, 2006 we had $100.3 million in cash, cash equivalents and temporary investments compared to $130.7 million as at September 30, 2005. This decrease was mainly due to acquisitions and the repurchase of shares through a substantial issuer bid that we initiated and two NCIBs. Also contributing to this reduction in cash was a decrease in accounts payable and accrued liabilities, including payments related to our November 2004 restructuring initiative. Cash disbursements were partly offset by earnings from operations and the receipt of a $7.1 million price adjustment from the sale of our U.S Health operations.

We had access to lines of credit totaling $8.0 million at September 30, 2006 ($8.0 million at December 31, 2005). At September 30, 2006, an amount of $4.4 million ($4.4 million at December 31, 2005), representing irrevocable letters of credit guaranteeing operating lease commitments, had been committed from these facilities.

Operating activities

Operating activities for the quarter generated positive cash flows of $2.1 million compared to cash outflows $0.3 million in 2005 mainly due to decreases in working capital requirements, including decreased disbursements related to past restructuring initiatives.

Operating activities in 2006 resulted in cash inflows of $6.0 million compared to cash outflows of $26.0 million in 2005, mainly due to decreases in working capital requirements, including decreased disbursements related to past restructuring initiatives and improved operating performance.

Investing activities

For the quarter, cash flows used in investing activities resulted in net outflows of $58.9 million in 2006, of which $34.6 million was due to the purchase of temporary investments in commercial paper, which have maturities of more than three months. An additional outflow of $23.7 million was due to the acquisition of Dinmar. In 2005, net outflows of $5.7 million were mainly due to purchases of capital assets, payments relating to acquisitions and adjustments from the sale of businesses.

On a year-to-date basis, cash flows from investing activities resulted in net inflows of $1.4 million in 2006. These inflows were mainly attributable to the maturity of temporary investments in the nine month period ended September 30, 2006 and a price adjustment on the sale of our U.S. Health operations in 2004, partly offset by the acquisitions of Dinmar and the pharmacy management services business of FrontLine and the purchase of capital assets. In 2005, net outflows of $1.5 million were mainly due to the acquisitions of NDCHealth Corporation's Canadian claims transport and pharmacy management services businesses and the purchase of capital assets. These outflows were mainly offset by the proceeds received on the sale of our eLending U.S. operations and a price adjustment on the sale of our U.S. Health operations in 2004.

Financing activities

Cash flows used in financing activities for the quarter resulted in net outflows of $12.0 million in 2006, mainly due to shares repurchased through an NCIB. In 2005, cash outflows of $25.7 million pertained mainly to shares repurchased through an SIB and an NCIB.

On a year-to-date basis, cash flows used in financing activities resulted in net outflows of $18.6 million in 2006 mainly due to shares repurchased through an NCIB. In 2005, cash outflows of $41.8 million pertained mainly to shares we repurchased through an SIB and an NCIB.

Discontinued operations

In 2005, cash flows used for discontinued operations were $3.9 million for the year-to-date.

Financial instruments

Our principal financial instruments included cash and cash equivalents, temporary investments, accounts receivable, certain assets included in other current assets, accounts payable and accrued liabilities and long-term debt.

We have not purchased derivative instruments to manage our exposure to interest risk. Our interest rate risk is minimal since our long-term debt carries fixed rates of interest and consists mainly of capital leases.

Off-balance sheet arrangements

In the context of business dispositions or the sale of assets, we usually provide certain indemnifications to the purchaser for costs and losses incurred as a result of various events, including breaches of representations and warranties, resolution of contingent liabilities of the disposed business or assets, or the reassessment of prior tax filings relating to the business or assets sold.

The amount of such indemnities will generally be limited by the agreement. As at September 30, 2006, the maximum potential exposure under these guarantees represented a cumulative amount of approximately $71.9 million, except for liabilities relating to tax and certain other matters for which the agreements do not specify a maximum amount. Claims for breach of representations and warranties under these agreements must be made before various date, the last of which is July 1, 2007, except for representations relating to tax and certain other matters which are in force until the expiry of the applicable statute of limitations or otherwise as set forth in the agreement. An amount of $0.7 million has been accrued on the consolidated balance sheet as at September 30, 2006 relating to this type of indemnification or guarantee. Historically, the Company has not made any significant payments under these indemnities or guarantees.

We had $74.3 million in funds in transit as at September 30, 2006 ($60.6 million as at December 31, 2005) which represented amounts received or receivable from insurance companies to settle specific health care claims adjudicated on their behalf and which are payable to the providers of the health care service with respect to these claims. These amounts have been presented on a net basis since these funds do not belong to us. We act as a paying agent.

Outstanding securities

As at November 1, 2006, we had 91,651,589 common shares outstanding and 1,707,888 options granted. The options are exercisable on a one-for-one basis into common shares.

Additional Information

MultiPlan complaint: In April 2005, MultiPlan, Inc., the purchaser of our former U.S. Health subsidiary, filed in federal court in New York a complaint seeking, among other relief, compensation in excess of US$64 million for damages allegedly incurred in connection with the purchase. The complaint alleges a variety of claims relating to the sales agreement. Part of the complaint related to an indemnification for alleged claims by hospitals amounting to US$14 million. MultiPlan has advised us that it has settled these hospital claims for an amount of US$750,000. We filed a motion to dismiss certain claims in the complaint. Under U.S. law, this motion, which is made early in the process, is based solely on legal grounds, assuming all factual allegations in the complaint to be true, and was made prior to any discovery. The motion does not challenge the factual claims but addresses the plaintiff's failure to allege sufficient facts to support a legal claim. A decision granting the motion will narrow the scope of the case but will not eliminate the complaint. Should the motion be denied, we will retain all factual and other defences to the complaint. We remain of the view that the allegations are without merit and are taking all appropriate actions to vigorously defend our position.

Critical accounting estimates

About the CICA: The Canadian Institute of Chartered Accountants (CICA) is the body responsible for the setting of accounting and assurance standards in Canada for business, not-for-profit organizations and governments. As part of its mandate, it issues guidance on control and governance, publishes professional literature, develops continuing education programs, and represents the accounting profession nationally and internationally.

Note 2 to our 2005 consolidated financial statements includes a summary of significant accounting policies. The understanding of certain accounting policies used to prepare our consolidated financial statements is critical to understanding the results of our operations and our financial condition.

These significant accounting policies require us to make estimates and assumptions and apply judgement which affect the reported amounts and disclosure of assets and liabilities, as well as the measurement and recognition of revenue and expenses. They may require the assessment of factors where the final outcome is uncertain. Actual results may differ from those estimates and could have a material impact on our financial results and financial condition. We have established control procedures to ensure the consistent application of accounting policies. We are also required to continually evaluate the estimates that we use.

We base our estimates on past experience and on other factors that we believe are reasonable under the circumstances. Because they involve varying degrees of judgement and uncertainty, the amount currently presented in the consolidated financial statements could, in the future, prove to be inaccurate. We consider the estimates described in this section to be important to the reader's understanding of our financial statements because these estimates rely on our judgement and are based on factors that are highly uncertain.

Our significant accounting policies, except for recently adopted accounting policies noted below, remain substantially unchanged and are herein incorporated by reference to our 2005 consolidated financial statements.

Recently adopted accounting policies

In 2005, the CICA issued Section 3831 of the Handbook, Non-Monetary Transactions, effective for transactions initiated in periods beginning on or after January 1, 2006. This section requires the recording of non-monetary transactions at the fair value unless the transaction has no commercial substance, is an exchange of inventory, is a non-monetary, non-reciprocal transfer to owners or is not reliably measurable. The adoption of this new section had no impact on the interim consolidated financial statements.

Outlook

For 2006, we continue to target improvements in revenue, EBITDA and earnings from continuing operations compared to 2005. Recently completed acquisitions in the electronic health record and pharmacy management services areas are also expected to make positive contributions to both revenue and EBITDA in the fourth quarter of this year. Targeted 2006 EPS from continuing operations is expected to reflect the improvement in targeted EBITDA, the impact of expected lower depreciation and amortization expenses from existing operations, and fewer common shares outstanding resulting from the share buy-back programs undertaken in 2005 and 2006. These positive impacts will be partly offset by an increase in the amortization of intangible assets related to the recent acquisitions.

We expect further improvements in our financial performance in 2007 compared to 2006 as a result of the annualized impact of acquisitions completed in 2006, organic growth and from the delivery of new business initiatives.

Transfer agent
CIBC Mellon Trust Company
Telephone: 1 800 387-0825
generalinquiries@cibcmellon.com

Investor Relations
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Telephone: 450 928-6000
Toll-free: 1 866 363-7447
Fax: 450 928-6807
ir@emergis.com

www.emergis.com

Emergis

>>> Rapport trimestriel aux actionnaires

Emergis déclare ses résultats du troisième trimestre de 2006

- Produits d'exploitation de 43,3 M$, en hausse de 8 % par rapport au T3 2005
- Croissance des produits d'exploitation en Santé de 25 % par rapport au T3 2005
- BAIIA[1] de 9,2 M$, en hausse de 42 % par rapport au T3 2005
- BPA des activités poursuivies de 0,06 $
- Objectifs financiers pour 2006 mis à jour et orientation positive donnée pour 2007

Montréal, le 1er novembre 2006 — Emergis inc. (TSX : EME) a annoncé aujourd'hui ses résultats financiers non vérifiés de la période de trois mois terminée le 30 septembre 2006. Tous les montants sont exprimés en dollars canadiens, à moins de mention contraire.

« Emergis a réalisé des progrès importants au chapitre de la performance financière comparativement à l'an dernier et nous prévoyons améliorer encore plus nos résultats financiers l'an prochain, a déclaré François Côté, président et chef de la direction d'Emergis. Nos activités en Santé continuent à croître et à fournir un solide apport aux résultats. Tout indique que la récente acquisition de DINMAR accélérera cette tendance. »

« Nous avons continué d'investir dans l'entreprise au moyen de l'acquisition de compagnies et du développement de solutions et avons annoncé aussi quelques gains et renouvellements de contrats importants. Dans l'ensemble, nous avons connu un trimestre très solide en dépit de l'effet du caractère saisonnier de certaines activités sur nos revenus en Santé comme en Finance », a ajouté M. Côté.

Le bénéfice net lié aux activités poursuivies est de 5,1 M$ ou 0,06 $ par action comparativement à 0,1 M$ ou 0,00 $ par action au troisième trimestre de 2005. La hausse est attribuable surtout à une plus solide performance opérationnelle de la Société et à l'absence d'une perte sur change présente en 2005. Le montant correspondant du deuxième trimestre de 2006 était de 3,2 M$ ou 0,03 $ par action.

Le bénéfice net du trimestre est de 5,2 M$ ou 0,06 $ par action comparativement à (1,2) M$ ou (0,01) $ par action au troisième trimestre de 2005, et à 10,2 M$ ou 0,11 $ par action au deuxième trimestre de 2006. Au deuxième trimestre, le bénéfice comprenait un apport de 7,0 M$ ou 0,08 $ par action des activités abandonnées découlant d'un ajustement de prix lié à la vente en 2004 des activités en Santé de la Société aux États-Unis.

Note : Dans le présent communiqué de presse, les descriptions de la performance financière de la Société par rapport aux périodes antérieures résument celles décrites dans son Rapport de gestion du troisième trimestre de 2006, qui est affiché sur le site Web d'Emergis, tout comme le présent communiqué et d'autres renseignements d'ordre financier.

[1] Voir définition du BAIIA au bas de la page 3

- Les activités secondaires ont cessé le 30 juin 2004. Toutefois, à chaque trimestre en 2006, la Société a contrepassé des charges d'impôt liées aux activités secondaires.

Faits saillants de la période de neuf mois

Périodes de neuf mois terminées les 30 septembre 2006 et 2005, en millions de dollars canadiens :

	Produits d'exploitation		BAIIA	
	2006	2005	2006	2005
Santé	79,7	67,2	16,8	12,8
Finance	44,1	52,1	7,1	4,7
De base avant les éléments non récurrents	123,8	119,3	23,9	17,5
Secondaires	-	-	0,8	-
Total avant les éléments non récurrents	123,8	119,3	24,7	17,5
Règlements de contrats				2,4
Total	123,8	119,3	24,7	19,9

- Les produits d'exploitation de 123,8 M$ sont en hausse de 4 % par rapport à l'exercice précédent, alors que le BAIIA est en hausse de 24 %, passant de 19,9 M$ à 24,7 M$. Depuis le début de l'exercice la marge du BAIIA est de 20 % comparativement à 17 % en 2005. Le BAIIA excluant les éléments non récurrents a augmenté de 41 %, passant de 17,5 M$ (15 % des produits) en 2005, à 24,7 M$ (20 % des produits) en 2006.
- Les activités en Santé génèrent 19 % de produits de plus qu'en 2005 en raison surtout des acquisitions et de la croissance organique du traitement des demandes de règlement et des licences, ce qui a été en partie neutralisé par la fin d'un contrat de transport des demandes de règlement en 2005.
- Le BAIIA en Santé est en hausse, passant de 12,8 M$ à 16,8 M$ pour les raisons déjà évoquées pour expliquer l'augmentation sur 12 mois. Ces effets sont atténués par la hausse de la proportion des dépenses générales, administratives et de frais généraux affectée au segment Santé par rapport au segment Finance. La marge du BAIIA en Santé est de 21 % comparativement à 19 % en 2005.
- Les produits en Finance diminuent en raison surtout de la réduction progressive des activités commerciales entourant la solution de facturation en ligne de la Société, de la fin d'un contrat de services de transition et de la baisse des produits de services professionnels liés à Visa Commerce. Ces baisses sont en partie contrebalancées par des produits de services professionnels plus élevés liés à d'autres activités de gestion de trésorerie.
- Si on exclut les éléments non récurrents, le BAIIA en Finance est en hausse, passant de 4,7 M$ en 2005 à 7,1 M$ ce trimestre, grâce surtout aux efforts de limitation des coûts et à la baisse de la proportion des dépenses générales, administratives et de frais généraux affectée au segment Finance par rapport au segment Santé. Cette hausse est en partie neutralisée par la perte de l'apport résultant de la réduction progressive des activités commerciales entourant la solution de facturation en ligne.

- Les activités secondaires, qui incluent une entente de distribution avec Bell Canada pour des produits antérieurs de même que d'autres produits secondaires et abandonnés, ont cessé le 30 juin 2004. Toutefois, au cours des trois premiers trimestres de 2006, la Société a contrepassé 0,8 M$ en charges d'impôt liées aux activités secondaires.

Périodes de neuf mois terminées les 30 septembre 2006 et 2005, en millions de dollars canadiens, sauf les données par actions :

	Bénéfice net		BPA	
	2006	2005	2006	2005
Activités poursuivies avant :	12,0	(4,0)	0,13	(0,04)
Éléments non récurrents	-	2,4	-	0,02
Activités poursuivies	**12,0**	**(1,6)**	**0,13**	**(0,02)**
Activités abandonnées	7,1	6,2	0,08	0,07
Total	**19,1**	**4,6**	**0,21**	**0,05**

- Le bénéfice net des activités poursuivies avant les éléments non récurrents est en hausse à 12,0 M$ ou 0,13 $ par action comparativement à une perte nette de (4,0) M$ ou (0,04) $ par action en 2005. Cette hausse est attribuable surtout à une amélioration de la performance opérationnelle, à l'absence en 2006 d'une perte sur change qui était présente en 2005 et à une baisse de l'amortissement des immobilisations corporelles. Le bénéfice net des activités poursuivies est de 12,0 M$ ou 0,13 $ par action comparativement à une perte nette de (1,6) M$ ou (0,02) $ par action en 2005.
- Les activités abandonnées contribuent 7,1 M$ au bénéfice net depuis le début de l'exercice 2006 en raison surtout d'un ajustement de prix lié à la vente en 2004 des activités en Santé de la Société aux États-Unis qui a été reçu au deuxième trimestre. En 2005, l'apport de 6,2 M$ des activités abandonnées était surtout attribuable à un gain à la vente de ses activités de prêt électronique aux États-Unis.
- Le bénéfice net de 19,1 M$ ou 0,21 $ par action est plus de quatre fois plus important que le bénéfice net de 4,6 M$ ou 0,05 $ par action déclaré en 2005.
- Les éléments non récurrents incluaient les règlements de contrats en 2005. Ils ne comprenaient pas les ajustements et les contrepassations d'ajustement effectués dans le cours normal des activités.

Situation financière au 30 septembre

L'encaisse, si on inclut les placements temporaires, est passée de 134,5 M$ au 30 juin 2006 à 100,3 M$ au 30 septembre, surtout en raison des sorties de fonds pour l'acquisition de DINMAR et les rachats d'actions en vertu de l'offre publique de rachat d'actions dans le cours normal des activités, dont les détails sont présentés ci-après.

Objectifs financiers pour 2006 et orientation financière pour 2007

En juillet 2006, la Société a augmenté ses objectifs financiers pour l'exercice 2006 pour tenir compte des effets de l'acquisition de DINMAR et des résultats réels de sa performance financière au cours de la première moitié de 2006, y compris la fourchette de ses objectifs de produits d'exploitation qui est passée de 172 M$ à 177 M$, de celle du BAIIA, de 30 M$ à 33 M$ et de celle du BPA des activités poursuivies, de 0,12 $ à 0,15 $ par action.

Emergis s'attend maintenant à ce que les produits de l'exercice se situent autour du montant inférieur de la fourchette, que le BAIIA se situe à l'intérieur de celle-ci et que le BPA des activités poursuivies dépasse le montant le plus élevé.

En 2007, Emergis cible une croissance d'au moins 10 % des produits d'exploitation par rapport aux attentes actuelles mentionnées précédemment pour 2006, d'au moins 15 % de BAIIA et d'au moins de 30 % du BPA des activités poursuivies. Pour générer la croissance de produits espérée, la Société prévoit être en mesure de maintenir et de renouveler les contrats avec ses clients actuels et d'en signer de nouveaux.

Faits saillants de l'exploitation

Santé

Renouvellement du contrat avec la CSPAAT

La Société a renouvelé son contrat avec la Commission de santé professionnelle et de l'assurance contre les accidents du travail (CSPAAT) de l'Ontario pour une durée de six ans. Aux termes de cette nouvelle entente, Emergis continue à fournir sa solution de traitement électronique des factures Assure Demandes de règlement pour le paiement aux travailleurs accidentés ainsi qu'aux pharmaciens et autres professionnels de la santé, et aux fournisseurs de biens et services, notamment de réintégration au marché du travail. Emergis ajoutera également deux nouveaux services à la gamme de services qu'elle offre à la CSPAAT : la capacité pour les professionnels de soumettre électroniquement divers types de formulaires, soumis sur papier dans le passé, ainsi que la capacité pour la CSPAAT d'expédier des demandes de consultation aux professionnels et de recevoir leurs réponses par voie électronique. La CSPAAT est la plus importante commission des accidents de la santé et de la sécurité du travail du Canada. Elle traite plus de 300 000 demandes d'indemnisation et 4 millions de factures connexes chaque année.

La Capitale signe un contrat pour Assure Demandes de règlement

La Société a signé une entente d'une durée de 10 ans avec La Capitale assurances et gestion du patrimoine inc. pour la gestion de ses demandes de règlement de médicaments et de soins dentaires, à partir de mars 2007, et de soins de santé complémentaires, à compter d'une date ultérieure. La Capitale est un nouveau client pour Emergis et sera de plus le premier assureur à profiter de sa nouvelle solution intégrée multibénéfices Assure Demandes de règlement. Cette solution de pointe inclut non seulement l'adjudication des demandes de règlement des médicaments, mais aussi celle des demandes de règlement de soins dentaires et de soins de santé complémentaires compris dans les régimes d'assurance collective. Emergis discute actuellement avec un autre assureur de l'adoption de sa solution d'adjudication des demandes de règlement de soins dentaires.

L'unité DINMAR d'Emergis élaborera un plan stratégique pour le RLISS de Champlain

Le Réseau local d'intégration des services de santé (RLISS) de Champlain en Ontario a choisi DINMAR pour travailler avec tous les intervenants régionaux pour élaborer le plan stratégique quinquennal pour la gestion de l'information, la technologie de l'information et les initiatives de services de santé en ligne du Réseau. Le projet touchera tous les éléments d'information à un niveau stratégique et comportera l'évaluation, l'établissement de l'ordre de priorité et l'alignement des initiatives régionales par rapport aux initiatives provinciales et fédérales.

Contrat avec MAXIMUS en arbitrage

Emergis a entamé des procédures d'arbitrage contre MAXIMUS BC et d'autres filiales canadiennes de MAXIMUS Inc. relativement à un contrat en sous-traitance visant la livraison par Emergis d'une nouvelle solution d'adjudication des demandes de règlement de frais médicaux pour le ministère de la Santé de la Colombie-Britannique. Emergis soutient que MAXIMUS l'a empêchée de respecter ses obligations en vertu de ce contrat et cherche à être dédommagée par MAXIMUS. Tous les travaux prévus au contrat ont été interrompus. Advenant la résiliation du contrat, Emergis cherchera à obtenir une compensation financière supplémentaire, y compris des dommages-intérêts punitifs. Jusqu'à présent, le contrat en sous-traitance avec MAXIMUS a généré des revenus de 0,6 M$ pour Emergis en 2005 comme en 2006.

Occasions en santé dans le secteur public

Bien que la proposition de la Société pour fournir au gouvernement du Québec un système d'information sur les médicaments a été retenue sur la liste restreinte de sélection du gouvernement; elle n'est pas passée au stade final de négociation exclusive. Emergis est toujours bien placée pour remporter d'autres contrats de cette nature et a répondu à un autre appel de proposition du Québec visant à lui fournir un système interopérable de dossier de santé électronique (DSE). La proposition actuelle met à profit l'expertise d'Emergis en développement de composante du système d'accès à l'information en santé et les fonctions éprouvées de sa solution Oacis de DSE interopérable déjà en utilisation dans les hôpitaux du Québec et d'autres régions du Canada, des États-Unis et d'Australie.

Emergis a aussi été choisie pour négocier un certain nombre de contrats d'impartition dans le secteur public de la santé. On ne peut dire à l'heure actuelle quel sera le dénouement des négociations, ou leur portée, ni la valeur d'éventuels contrats.

Finance

La Banque Royale du Canada signe un contrat pour Assyst Immobilier

Emergis a annoncé en octobre la signature d'une entente de cinq ans avec RBC Groupe Financier (RBC) en vertu de laquelle RBC utilisera la solution électronique Assyst Immobilier d'Emergis pour compléter les transactions hypothécaires résidentielles avec les notaires et avocats du secteur immobilier partout au pays. RBC est le principal prêteur hypothécaire du secteur résidentiel au Canada avec plus de 15 % du marché hypothécaire canadien. Elle sera le premier prêteur à adopter la solution hypothécaire d'Emergis à l'échelle du pays. Assyst Immobilier sera mise à la disposition de RBC ainsi que des notaires et des avocats participants progressivement à compter de l'automne 2006, pour être disponible dans tout le pays d'ici la fin de 2007.

Ententes de brevet de facturation en ligne

Au cours du trimestre, Emergis a signé deux nouvelles ententes de licence pour sa technologie brevetée de présentation et de paiement électroniques des factures et a conclu des ententes de règlement avec deux autres entreprises. Jusqu'à présent cette année, Emergis a conclu neuf ententes de licences et ententes de règlement liées à son brevet technologique.

Faits saillants de l'exploitation

Nouvelle stratégie de marque des solutions d'Emergis

Emergis a lancé une nouvelle stratégie de marque selon laquelle toutes ses solutions ont été renommées sous deux grandes catégories : **Assure** et **Assyst**. Ces marques reflètent la

2005 de la Société et sa notice annuelle (à la rubrique « Risques et incertitudes ») déposée auprès des organismes de réglementation du Canada.

LES INFORMATIONS PROSPECTIVES CONTENUES DANS LE PRÉSENT COMMUNIQUÉ DE PRESSE TRADUISENT LES ATTENTES D'EMERGIS AU 1ER NOVEMBRE 2006 ET, PAR CONSÉQUENT, ELLES POURRAIENT FAIRE L'OBJET DE MODIFICATIONS APRÈS CETTE DATE. CEPENDANT, EMERGIS DÉCLINE EXPRESSÉMENT TOUTE INTENTION OU RESPONSABILITÉ DE METTRE À JOUR OU DE RÉVISER LES INFORMATIONS PROSPECTIVES, QUE CE SOIT EN RAISON D'UNE NOUVELLE INFORMATION, DE NOUVEAUX ÉVÉNEMENTS OU POUR TOUTE AUTRE RAISON, À MOINS QU'UNE LOI APPLICABLE NE L'EXIGE.

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Renseignements : John Gutpell, 450 928-6856

États consolidés des résultats

Emergis

En millions de dollars canadiens, sauf les données par action	Pour le trimestre terminé le 30 septembre 2006	Pour le trimestre terminé le 30 septembre 2005	Pour la période de neuf mois terminée le 30 septembre 2006	Pour la période de neuf mois terminée le 30 septembre 2005
	(non vérifié)	(non vérifié)	(non vérifié)	(non vérifié)
Produits d'exploitation	43,3	40,1	123,8	119,3
Coûts directs	7,8	7,8	20,7	21,7
Marge brute	35,5	32,3	103,1	97,6
Produits relatifs aux règlements de contrats (note 3)	-	-	-	2,4
Charges				
Exploitation	9,8	10,1	30,6	31,3
Ventes et marketing	5,1	4,4	13,9	13,6
Recherche et développement, montant net	6,2	6,4	19,4	20,0
Frais généraux et administratifs	5,2	4,9	14,5	15,2
	26,3	25,8	78,4	80,1
Bénéfice avant les éléments suivants	9,2	6,5	24,7	19,9
Amortissement des immobilisations corporelles	2,0	2,8	6,1	9,2
Amortissement des actifs incorporels	2,9	2,8	7,8	8,0
Intérêts créditeurs	(1,5)	(0,9)	(3,7)	(2,7)
Intérêts sur la dette à long terme	0,2	0,3	0,7	1,1
Perte (gain) à la vente d'actifs	-	-	0,1	(0,1)
Perte de change	-	1,1	0,1	4,9
Bénéfice (perte) lié(e) aux activités poursuivies avant impôts sur les bénéfices	5,6	0,4	13,6	(0,5)
Impôts sur les bénéfices (économie)	0,6	0,3	1,7	1,1
Exigibles	(0,1)	-	(0,1)	-
Futurs	0,5	0,3	1,6	1,1
Bénéfice net (perte nette) lié(e) aux activités poursuivies	5,1	0,1	12,0	(1,6)
Bénéfice net (perte nette) lié(e) aux activités abandonnées après impôts sur les bénéfices (note 4)	0,1	(1,3)	7,1	6,2
Bénéfice net (perte nette)	5,2	(1,2)	19,1	4,6
Bénéfice net (perte nette) de base et dilué(e) par action lié(e) aux activités poursuivies	0,06	-	0,13	(0,02)
Bénéfice net (perte nette) de base et dilué(e) par action lié(e) aux activités abandonnées	-	(0,01)	0,08	0,07
Bénéfice net (perte nette) de base et dilué(e) par action	0,06	(0,01)	0,21	0,05
Nombre moyen pondéré d'actions en circulation utilisé pour calculer le bénéfice net (la perte nette) de base par action (en millions)	92,5	98,0	93,0	101,0
Nombre moyen pondéré d'actions en circulation utilisé pour calculer le bénéfice net (la perte nette) dilué(e) par action (en millions)	92,7	98,0	93,1	101,0

Les notes complémentaires font partie intégrante des états financiers consolidés intermédiaires.

États consolidés des flux de trésorerie

Emergis

En millions de dollars canadiens	Pour le trimestre terminé le 30 septembre 2006 (non vérifié)	Pour le trimestre terminé le 30 septembre 2005 (non vérifié)	Pour la période de neuf mois terminée le 30 septembre 2006 (non vérifié)	Pour la période de neuf mois terminée le 30 septembre 2005 (non vérifié)
Activités d'exploitation				
Bénéfice net (perte nette) lié(e) aux activités poursuivies	5,1	0,1	12,0	(1,6)
Amortissement	4,9	5,6	13,9	17,2
Perte (gain) à la vente d'actifs	-	-	0,1	(0,1)
Impôts futurs	(0,1)	-	(0,1)	-
Perte de change hors caisse	-	0,5	-	4,6
Rémunération hors caisse à base d'actions (note 2)	0,4	0,3	1,2	1,1
Rémunération à base d'actions reportée (note 2)	-	-	(1,4)	(0,3)
Autres	(2,7)	1,5	(2,7)	2,1
Variations du fonds de roulement	(5,5)	(8,3)	(17,0)	(49,0)
Flux de trésorerie liés aux activités d'exploitation	2,1	(0,3)	6,0	(26,0)
Activités d'investissement				
Acquisitions d'immobilisations corporelles et d'actifs incorporels	(1,1)	(2,5)	(3,4)	(8,1)
Placements temporaires	(34,6)	-	25,2	-
Acquisitions (note 7)	(24,2)	(1,7)	(28,7)	(16,9)
Espèces provenant d'entreprises acquises (note 7)	0,9	-	0,9	0,1
Produit de la vente d'entreprises, déduction faite des frais liés à la cession (note 4)	0,1	(1,5)	7,4	23,4
Flux de trésorerie liés aux activités d'investissement	(58,9)	(5,7)	1,4	(1,5)
Activités de financement				
Remboursement sur la dette à long terme	(1,2)	(1,7)	(3,7)	(6,0)
Rachat et émission d'actions ordinaires	(10,8)	(24,0)	(14,9)	(35,8)
Flux de trésorerie liés aux activités de financement	(12,0)	(25,7)	(18,6)	(41,8)
Perte de change sur l'encaisse détenue en devises	-	(0,3)	(0,2)	(0,9)
Flux de trésorerie liés aux activités poursuivies	(68,8)	(32,0)	(11,4)	(70,2)
Flux de trésorerie liés aux activités abandonnées (note 4)	-	-	-	(3,9)
Trésorerie et équivalents de trésorerie				
Diminution	(68,8)	(32,0)	(11,4)	(74,1)
Solde au début	134,5	162,7	77,1	204,8
Solde à la fin	65,7	130,7	65,7	130,7
Information supplémentaire sur les flux de trésorerie				
Intérêts payés	0,2	0,4	0,7	1,1
Impôts sur les bénéfices payés	0,1	0,4	1,1	1,2
Activités d'investissement et de financement sans effet sur la trésorerie				
Acquisitions d'immobilisations corporelles et d'actifs incorporels financées	0,9	0,7	1,4	1,1
Actions ordinaires émises relativement aux acquisitions	3,0	-	3,0	-

Les notes complémentaires font partie intégrante des états financiers consolidés intermédiaires.

Les états financiers consolidés intermédiaires ont été dressés conformément aux principes comptables généralement reconnus du Canada et en fonction des conventions comptables appliquées aux états financiers consolidés de l'exercice terminé le 31 décembre 2005. Ces états financiers consolidés intermédiaires doivent être lus parallèlement aux états financiers consolidés de l'exercice terminé le 31 décembre 2005 et aux notes complémentaires présentés dans le rapport annuel de 2005.

1. Sommaire des principales conventions comptables

Mode de présentation

Les états financiers consolidés intermédiaires d'Emergis Inc. (« Emergis ») ont été dressés selon les principes comptables généralement reconnus du Canada et ils comprennent les comptes de toutes ses filiales.

Nouvelles normes comptables

En 2005, l'Institut Canadien des Comptables Agréés (l'« ICCA ») a publié le chapitre 3831 du *Manuel*, intitulé « Opérations non monétaires », qui s'applique aux opérations engagées dans les périodes ouvertes à compter du 1er janvier 2006. Ce chapitre exige que les opérations non monétaires soient comptabilisées à la juste valeur sauf si l'opération ne présente aucune substance commerciale, si elle représente un échange de stock, si elle est un transfert non monétaire et non réciproque au profit des propriétaires ou si elle ne peut être évaluée de façon fiable. L'adoption de ce nouveau chapitre n'a pas eu d'incidence sur les états financiers consolidés intermédiaires.

2. Régimes de rémunération à base d'actions

Options sur actions d'Emergis

La Société a octroyé à ses employés des options visant l'achat d'actions ordinaires d'Emergis, en vertu du régime d'options sur actions d'Emergis. Le prix d'exercice des options correspond au cours de clôture des actions sous-jacentes le dernier jour de séance précédant la date réelle de l'attribution. Les droits aux options deviennent généralement acquis sur une période de quatre ans à compter de la deuxième année suivant l'attribution et viennent à échéance six ans après la date de l'attribution, sauf dans le cas de certaines attributions spéciales, comme il est mentionné ci-dessous.

En vertu d'une nouvelle politique de rémunération à l'intention des employés qui est entrée en vigueur en 2005, les attributions d'options sur actions annuelles régulières ont été remplacées par des attributions d'actions assujetties à des restrictions. Il est possible que des options sur actions soient encore attribuées dans certains cas, au moment de l'embauche ou à d'autres moments, s'il en est décidé ainsi par le conseil d'administration.

3. Produits relatifs au règlement de contrats

En décembre 2004, la Société a reçu un montant de 3,4 M$ US (4,2 M$) au titre du règlement de la résiliation anticipée d'un contrat de licence de service et de logiciels conclu en 2001 avec un client de la facturation électronique et pour des services de transition fournis en 2005 à ce client. Ce montant a été comptabilisé au cours des deux premiers trimestres de 2005 au titre des produits tirés des services de transition d'un montant de 1,8 M$ et des produits relatifs au règlement de contrats d'un montant de 2,4 M$.

4. Activités abandonnées

En mars 2004, la Société a procédé à la vente de ses activités liées aux organismes dispensateurs de services à tarifs préférentiels et de gestion des soins de santé, soit ses activités dans le secteur de la santé aux États-Unis. En mai 2005, la Société a conclu la vente de ses activités de solutions de prêt électronique aux États-Unis.

En avril 2006, la Société a reçu un deuxième et dernier paiement en espèces de 6,3 M$ US (7,1 M$) dans le cadre de l'accord lié à la vente de l'ancienne filiale exerçant des activités dans le secteur de la santé aux États-Unis. La filiale détenait des options pour l'achat d'un certain nombre de titres d'une société ouverte. Bien que ces options aient été conservées par la filiale lors de sa vente par la Société, la convention de vente prévoyait un ajustement de prix permettant à la Société de conserver les avantages économiques associés à l'exercice de ces options ou à l'achat de celles-ci par un tiers. Dans le cadre de l'accord, la Société a reçu un premier paiement en espèces de 9,0 M$ US (10,9 M$) durant le deuxième trimestre de 2005. Le paiement final a été comptabilisé comme un gain à la vente et inclus dans les produits liés aux activités abandonnées du deuxième trimestre de 2006.

Les résultats d'exploitation et les flux de trésorerie des activités dans le secteur de la santé et des activités de solutions de prêt électronique aux États-Unis sont présentés à titre d'activités abandonnées dans un poste distinct des états financiers consolidés intermédiaires.

EMERGIS INC.
NOTES COMPLÉMENTAIRES
Pour le trimestre et la période de neuf mois terminés le 30 septembre 2006
En millions de dollars canadiens, sauf les données par action (non vérifié)

4. Activités abandonnées (suite)

Les résultats des activités abandonnées présentés dans les états consolidés des résultats intermédiaires ci-joints se détaillaient comme suit :

	Pour les trimestres terminés les 30 septembre				Pour les périodes de neuf mois terminées les 30 septembre			
	2006	2005			2006	2005		
	Santé aux É.-U.	Santé aux É.-U.	Prêt électronique aux É.-U.	Total	Santé aux É.-U.	Santé aux É.-U.	Prêt électronique aux É.-U.	Total
Produits d'exploitation	-	-	-	-	-	-	1,2	1,2
Coûts directs	-	-	-	-	-	-	1,2	1,2
Marge brute	-	-	-	-	-	-	-	-
Charges								
Exploitation	-	-	-	-	-	-	0,5	0,5
Ventes et marketing	-	-	-	-	-	-	0,7	0,7
Recherche et développement, montant net	-	-	-	-	-	-	0,1	0,1
Frais généraux et administratifs	-	-	-	-	-	-	0,7	0,7
	-	-	-	-	-	-	2,0	2,0
Perte avant les éléments suivants							(2,0)	(2,0)
Amortissement des immobilisations corporelles	-	-	-	-	-	-	0,1	0,1
Amortissement des actifs incorporels	-	-	-	-	-	-	0,9	0,9
(Gain) perte à la vente d'actifs destinés à la vente	(0,1)	1,3	-	1,3	(7,1)	0,6	(9,8)	(9,2)
Bénéfice (perte) avant impôts sur les bénéfices	0,1	(1,3)	-	(1,3)	7,1	(0,6)	6,8	6,2
Impôts sur les bénéfices	-	-	-	-	-	-	-	-
Bénéfice net (perte nette) lié(e) aux activités abandonnées	0,1	(1,3)	-	(1,3)	7,1	(0,6)	6,8	6,2

6. Composantes capitaux propres (suite)

Offre publique de rachat dans le cours normal des activités

À la suite de l'échéance d'une offre publique de rachat dans le cours normal des activités, le 15 février 2006, la Société a amorcé une seconde offre publique de rachat dans le cours normal des activités le 2 mars 2006, par l'intermédiaire de la Bourse de Toronto. Les rachats effectués dans le cadre de l'offre publique de rachat n'excéderont pas 5 970 000 actions ordinaires, soit environ 10 % du flottant au 17 février 2006. Les actions ordinaires acquises en vertu de l'offre publique de rachat seront annulées.

Les rachats dans le cadre de l'offre publique de rachat peuvent se poursuivre jusqu'au 1er mars 2007, à moins que l'offre ne prenne fin avant cette date. Au cours de la période de neuf mois terminée le 30 septembre 2006, la Société a racheté 2 942 768 actions en vertu de la seconde offre pour une contrepartie totale de 14,9 M$, incluant les charges connexes. Ces actions ont toutes été réglées, payées et annulées au 30 septembre 2006. Au cours du premier trimestre, aucun achat n'a été effectué en vertu de la première offre.

7. Acquisitions

Les acquisitions ci-dessous ont été comptabilisées selon la méthode de l'acquisition. Les résultats d'exploitation sont inclus dans les résultats de la Société depuis leur date respective d'acquisition. Le prix d'achat attribué aux relations avec les clients et aux technologies acquises est amorti sur une période de cinq ans. La Société prévoit finaliser les répartitions du prix d'achat au cours de 2006. La répartition préliminaire du prix d'achat total des acquisitions se présente comme suit :

Répartition du prix d'achat total	FrontLine Solutions	Dinmar Consulting Inc.
Actif à court terme	0,1	5,7
Immobilisations	-	1,1
Passif à court terme	(0,3)	(2,2)
Produits reportés	(0,4)	(2,6)
Passif à long terme	-	(1,8)
Attribution de l'excédent du prix d'achat :		
Relations avec les clients	2,0	1,0
Technologies acquises	-	4,5
Écart d'acquisition	3,0	26,4
Coût de l'acquisition	4,4	32,1

FrontLine Solutions

Le 26 mai 2006, la Société a acquis certains actifs et pris en charge certains passifs des activités de services de gestion pour les pharmacies de FrontLine Solutions Inc., pour une contrepartie en espèces de 4,2 M$. La Société a également engagé des coûts d'opération de 0,2 M$ relativement à cette acquisition qui se composent essentiellement de coûts d'intégration. Les activités de services de gestion pour les pharmacies, situées en Ontario, fournissent aux pharmacies des solutions pour automatiser le processus d'exécution des ordonnances et une solution intégrée de traitement au point de vente pour les activités en magasin.

7. Acquisitions (suite)

Dinmar Consulting Inc.

Le 7 juillet 2006, la Société a fait l'acquisition de la totalité des actions émises et en circulation de Dinmar Consulting Inc. (« Dinmar »). Le prix d'achat de Dinmar était de 32,1 M$ dont une tranche de 26,1 M$ payée en espèces, sous réserve d'ajustements à la clôture, et 6,0 M$ d'actions ordinaires du trésor d'Emergis dont 3,0 M$ d'actions ont été émises à la clôture de l'acquisition (0,6 million d'actions à 5,07 $ l'action, la valeur par action était calculée selon l'entente d'achat) et 3,0 M$ d'actions (0,6 million d'actions à 5,07 $ l'action) doivent être émises neuf mois après la date d'acquisition sous réserve de demandes d'indemnisation éventuelles. Le prix d'achat inclut des frais d'acquisition qui représentent essentiellement des honoraires et des frais d'intégration de 1,0 M$ engagés dans le cadre de l'acquisition. Une contrepartie additionnelle pouvant atteindre 8,0 M$ pourrait être versée si les performances financières de Dinmar excédaient ses objectifs de base au cours des 12 mois suivant la date d'acquisition. La moitié de cette contrepartie conditionnelle de 8,0 M$ peut être payée, au gré d'Emergis, en actions d'Emergis. Toute contrepartie conditionnelle additionnelle sera imputée, le cas échéant, à l'écart d'acquisition, au moment du paiement. Dinmar, située à Ottawa, est un fournisseur de solutions technologiques de dossier de santé électronique et de services professionnels destinés au secteur de la santé.

National Data Corporation of Canada

En mars 2005, la Société a fait l'acquisition de la totalité des actions émises et en circulation de National Data Corporation of Canada pour une contrepartie totale de 14,3 M$, incluant les coûts d'opération, sous réserve de certaines modalités. En mars 2006, le prix d'achat a été réduit de 0,6 M$ par suite du règlement de demandes d'indemnisation faites par la Société après la clôture. Cette réduction a été imputée à l'écart d'acquisition.

8. Frais de restructuration et autres frais

Le tableau suivant présente un rapprochement entre le solde d'une provision au titre de la restructuration pour 2004 et le solde combiné des provisions au titre de la restructuration pour 2002 et 2003 exigible au 30 septembre 2006.

	2004	2003 et 2002	Total
Solde au 1er janvier 2006	3,5	2,9	6,4
Paiements effectués au cours de la période de neuf mois	(1,9)	(1,7)	(3,6)
Solde au 30 septembre 2006	1,6	1,2	2,8

Au 30 septembre 2006, le solde des provisions au titre de la restructuration se chiffrait à 2,8 M$, soit un montant de 0,8 M$ inclus dans les créditeurs et charges à payer, et un montant de 2,0 M$ inclus dans la tranche à long terme des crédits reportés et autres passifs.

En millions de dollars canadiens, sauf les données par action (non vérifié)

10. Information sectorielle (suite)

Le tableau ci-dessous présente les activités poursuivies et l'écart d'acquisition de chaque secteur :

	Pour les trimestres terminés les 30 septembre							
	Santé		Finance		Activités secondaires		Total	
	2006	2005	2006	2005	2006	2005	2006	2005
Produits d'exploitation	29,2	23,3	14,1	16,8	-	-	43,3	40,1
Coûts directs	5,5	5,2	2,5	2,6	(0,2)	-	7,8	7,8
Marge brute	23,7	18,1	11,6	14,2	0,2	-	35,5	32,3
BAIIA[1]	7,2	4,8	1,7	1,7	0,3	-	9,2	6,5
Écart d'acquisition au 30 septembre	73,2	44,5	10,8	11,3	-	-	84,0	55,8

	Pour les périodes de neuf mois terminées les 30 septembre							
	Santé		Finance		Activités secondaires		Total	
	2006	2005	2006	2005	2006	2005	2006	2005
Produits d'exploitation	79,7	67,2	44,1	52,1	-	-	123,8	119,3
Coûts directs	14,4	14,1	6,7	7,6	(0,4)	-	20,7	21,7
Marge brute	65,3	53,1	37,4	44,5	0,4	-	103,1	97,6
BAIIA[1]	16,8	12,8	7,1	7,1	0,8	-	24,7	19,9
Écart d'acquisition au 30 septembre	73,2	44,5	10,8	11,3	-	-	84,0	55,8

[1] Le terme BAIIA (bénéfice avant intérêts, impôts et amortissement) n'a pas de définition normalisée selon les PCGR du Canada et, par conséquent, il peut ne pas être comparable à des mesures semblables présentées par d'autres sociétés. La Société le définit comme le bénéfice net (la perte nette) lié(e) aux activités poursuivies avant l'amortissement des immobilisations corporelles, l'amortissement des actifs incorporels, les intérêts, les gains ou les pertes à la vente d'actifs, la perte de change ainsi que les impôts sur les bénéfices. Le BAIIA est présenté de manière uniforme d'une période à l'autre et il concorde, sur une base consolidée, avec le montant indiqué dans l'état consolidé des résultats au poste « Bénéfice avant les éléments suivants ».

Il n'y a aucune opération intersectorielle ni différence importante entre les conventions comptables des secteurs et de l'entreprise dans son ensemble. Les secteurs de la Société partagent l'utilisation de l'infrastructure de ses immobilisations. Par conséquent, la Société ne présente pas une mesure du total de l'actif par secteurs. De plus, aux fins du processus décisionnel, la Société n'effectue pas de répartition de l'actif dans la présentation des rapports à la direction.

10. Information sectorielle (suite)

Renseignements par régions géographiques

Le tableau ci-dessous donne des renseignements par régions géographiques au sujet des produits d'exploitation liés aux activités poursuivies de la Société :

Produits d'exploitation	Pour les trimestres terminés les 30 septembre 2006		2005		Pour les périodes de neuf mois terminées les 30 septembre 2006		2005	
Canada	39,6	91%	36,2	90%	115,6	94%	105,6	89%
États-Unis	3,3	8%	3,9	10%	7,8	6%	13,7	11%
Autres	0,4	1%	-	-%	0,4	-%	-	-%
Total	43,3	100%	40,1	100%	123,8	100%	119,3	100%

11. Garanties

Dans le cours normal de ses activités, la Société conclut des conventions qui peuvent contenir certaines caractéristiques répondant à la définition de garantie selon la note d'orientation concernant la comptabilité n° 14, intitulée « Informations à fournir sur les garanties ». Les garanties ou les indemnités sont liées à des opérations comme les cessions d'activités, la vente d'actifs, la vente de services et l'octroi de licences.

Cessions d'activités et vente d'actifs

Dans le cadre de cessions d'activités ou de la vente d'actifs, la Société convient généralement de verser certaines indemnisations à l'acheteur pour les coûts engagés et les pertes subies en raison de divers événements, notamment les violations de déclarations et de garanties, la résolution de passifs éventuels résultant des activités ou des actifs cédés ou de nouveaux avis de cotisation concernant des déclarations de revenus antérieures liées aux activités ou actifs cédés.

Le montant de telles indemnités sera généralement limité par la convention. Le risque éventuel maximal en vertu de ces garanties représentait un montant cumulatif d'environ 71,9 M$ au 30 septembre 2006, excluant les passifs liés aux impôts et à certains autres éléments pour lesquels aucun montant maximal n'a été précisé dans les conventions. Les réclamations en vertu de ces déclarations et de ces garanties doivent être effectuées avant diverses dates et au plus tard le 1er juillet 2007, sauf en ce qui a trait aux passifs liés aux impôts et à certains autres éléments qui sont en vigueur jusqu'à l'échéance prévue par la loi sur la prescription applicable ou jusqu'à l'échéance établie dans l'entente. Un montant de 0,7 M$ a été comptabilisé dans le bilan consolidé au 30 septembre 2006 relativement à ce type d'indemnité ou de garantie. Historiquement, la Société n'a effectué aucun paiement important en vertu de ces indemnités ou garanties.

11. Garanties (suite)

Autres engagements d'indemnisation

De plus, la Société offre des indemnités à d'autres parties dans des opérations comme la vente de services et l'octroi de licences. Ces engagements d'indemnisation exigent de la Société qu'elle verse une indemnisation aux autres parties pour les coûts engagés à la suite de demandes de règlement résultant d'un litige ou de sanctions prévues par la loi ou de dommages que pourraient subir lesdites autres parties. La Société n'est pas à même d'évaluer raisonnablement les montants potentiels maximaux qu'elle pourrait devoir payer aux autres parties. Certaines conventions fixent des montants potentiels maximaux en fonction des frais payés par les autres parties, alors que d'autres n'établissent pas de montant maximal ou de période de temps limitée. Les montants dépendent également de l'issue d'événements ou de situations futurs dont la probabilité ne peut être déterminée. Au 30 septembre 2006, aucun montant n'avait été comptabilisé dans le bilan consolidé relativement à ce type d'indemnisation ou de garantie. Historiquement, la Société n'a effectué aucun paiement important en vertu de tels engagements d'indemnisation.

EMERGIS INC.

Rapport de gestion pour la période de neuf mois terminée le 30 septembre 2006

Le présent rapport de gestion passe en revue le rendement et la situation financière de la Société et doit être lu conjointement avec les états financiers consolidés non vérifiés et les notes complémentaires pour les troisièmes trimestres de 2006 et de 2005, avec le rapport de gestion du rapport annuel de 2005, y compris la section portant sur les risques et les incertitudes, et avec les états financiers consolidés vérifiés et les notes complémentaires du rapport annuel de 2005 déposé sur le site Web SEDAR à l'adresse www.sedar.com et accessible sur notre site Web à l'adresse www.emergis.com. Les facteurs de risque présentés dans le rapport de gestion de notre rapport annuel de 2005 et dans notre notice annuelle de 2005 déposés auprès des autorités de réglementation canadiennes sont intégrés par renvoi aux présentes et demeurent essentiellement inchangés.

Nos états financiers sont préparés conformément aux principes comptables généralement reconnus (les « PCGR ») du Canada. Tous les montants sont libellés en dollars canadiens, à moins d'indication contraire. Les termes « nous », « notre », « nos », « Société » et « Emergis » renvoient à Emergis Inc. et à ses filiales.

Mise en garde au sujet des énoncés prospectifs

Certaines informations qui figurent dans ce rapport de gestion, dans divers documents déposés auprès des autorités de réglementation canadiennes, dans des rapports aux actionnaires et autres communiqués sont de nature prospective aux termes de certaines lois en matière de valeurs mobilières et sont assujetties à des risques, à des incertitudes et à des hypothèses importants. Ces informations prospectives comprennent, entre autres, des informations relatives à nos objectifs et aux stratégies adoptées pour atteindre ces objectifs, de même que des informations relatives à nos opinions, nos plans, nos attentes, nos prévisions, nos estimations et nos intentions. Les termes et expressions « pourrait » et « devrait », « supposer », « perspective », « croire », « prévoir », « estimer », « s'attendre à », « avoir l'intention de », « planifier », « viser », « cibler » ainsi que des mots et des expressions analogues sont utilisés afin de représenter les informations prospectives. Les informations prospectives du présent rapport de gestion décrivent nos attentes au 1er novembre 2006.

Les résultats ou les événements prévus dans ces informations prospectives pourraient se révéler considérablement différents des résultats ou des événements réels. Parmi les facteurs importants qui pourraient contribuer à ce que les résultats ou les événements réels diffèrent considérablement des conclusions, des prévisions ou des projections contenues dans ces informations prospectives, mentionnons notamment les facteurs généraux d'ordre économique, des événements défavorables au sein de l'industrie, le rythme d'adoption de nos solutions par nos clients et par les communautés électroniques d'affaires dont ils font partie, le non-renouvellement de contrats importants venant à échéance dans un avenir rapproché, le caractère complexe du processus de conclusion et le rythme d'obtention de contrats du gouvernement, les capacités élaborées à l'interne par nos propres clients leur permettant d'offrir les services que nous offrons pour leur compte, notre aptitude à nous adapter à l'évolution rapide de notre industrie, la concurrence, les pressions sur l'établissement des prix, les fluctuations de nos résultats d'exploitation, notre capacité à faire des acquisitions et à les intégrer, l'échec ou des modifications importantes de nos alliances stratégiques, le risque associé aux engagements d'indemnisation contractuels, une défaillance des logiciels ou un manquement dans le traitement des opérations, l'atteinte à la sécurité ou à la vie privée, notre aptitude à attirer ou à retenir des employés clés, notre capacité à protéger la propriété intellectuelle, les allégations d'atteinte aux droits de propriété intellectuelle, ainsi que la réglementation sectorielle et gouvernementale.

Il est important de noter que cette liste de facteurs importants n'est pas exhaustive. Lorsqu'ils se basent sur nos informations prospectives pour arrêter des décisions, les investisseurs et autres parties devraient examiner soigneusement ces facteurs ainsi que d'autres incertitudes et événements éventuels. Dans le cadre de l'élaboration des informations prospectives contenues dans le présent rapport de gestion, nous n'avons pas supposé d'acquisitions, de cessions ou d'éléments non récurrents importants. Par contre, nous avons supposé le renouvellement de certains contrats conclus avec des clients. Chaque année, Emergis doit renouveler d'importants contrats conclus avec des clients. Un peu plus de 10 % des produits d'exploitation annuels d'Emergis peuvent être attribuables à certains de ces contrats. En outre, nous avons supposé la conclusion de contrats dans de nouveaux marchés du secteur public des soins de santé. À cet égard, Emergis recherche des occasions d'affaires importantes qui présentent un cycle de vente très long et complexe, ce qui pourrait avoir une incidence appréciable sur notre capacité d'effectuer des prévisions. Nous avons présumé un certain rythme de concrétisation de ces occasions que nous estimons raisonnable, mais qui pourrait ne pas être soutenu. De plus, la recherche d'occasions d'affaires importantes ne donne aucune assurance quant à la progression linéaire et régulière de nos produits d'exploitation et de notre bénéfice, puisqu'elles pourraient être synonymes de coûts initiaux importants suivis de paiements courants réduits. Nous avons présumé un certain degré de progression qui pourrait ne pas être atteint. Nous avons également supposé que les facteurs importants auxquels il est fait référence dans le paragraphe précédent ne feront pas en sorte que les informations prospectives différeront considérablement des résultats ou des événements réels. Cependant, la liste de ces facteurs n'est pas exhaustive et peut subir des changements. Rien ne garantit que ces hypothèses traduiront l'issue réelle de ces éléments ou de ces facteurs. Pour obtenir de plus amples renseignements à l'égard de certains de ces éléments ou de ces facteurs, veuillez vous reporter à la rubrique « Risques et incertitudes » du rapport de gestion contenu dans notre rapport annuel de 2005 et à notre notice annuelle de 2005 (à la rubrique « Risques et incertitudes ») déposée auprès des autorités de réglementation canadiennes.

LES INFORMATIONS PROSPECTIVES CONTENUES DANS LE PRÉSENT RAPPORT DE GESTION TRADUISENT NOS ATTENTES AU 1ER NOVEMBRE 2006 ET, PAR CONSÉQUENT, ELLES POURRAIENT FAIRE L'OBJET DE MODIFICATIONS APRÈS CETTE DATE. CEPENDANT, NOUS DÉCLINONS EXPRESSÉMENT TOUTE INTENTION OU RESPONSABILITÉ DE METTRE À JOUR OU DE RÉVISER LES INFORMATIONS PROSPECTIVES, QUE CE SOIT EN RAISON D'UNE NOUVELLE INFORMATION, DE NOUVEAUX ÉVÉNEMENTS OU POUR TOUTE AUTRE RAISON, À MOINS QU'UNE LOI APPLICABLE NE L'EXIGE.

Définitions

Produits récurrents et non récurrents : Nos produits d'exploitation sont tirés de sources récurrentes et non récurrentes. Les produits d'exploitation récurrents comprennent les frais par transaction ou établis à l'usage pour l'accès à notre technologie et pour des services de transport, des demandes de règlement, l'adjudication et le paiement de demandes de règlement de médicaments, la gestion de trésorerie, le traitement électronique et l'enregistrement de documents de prêt et l'échange électronique de documents. Les produits récurrents comprennent également la vente de matériel lié à nos solutions Assyst RX et Assyst Point de vente (gestion pour les pharmacies), les frais facturés à l'égard des licences d'utilisation des logiciels pour pharmacies, les frais mensuels fixes ou établis à l'usage, principalement pour des services d'hébergement, des services de réseau sécuritaire, des services d'entretien et d'activation et les intérêts gagnés sur des montants détenus au nom de clients et de tiers. Il est important de noter que les produits d'exploitation récurrents font référence à la nature sous-jacente des produits d'exploitation, comme il est décrit plus haut, et que les produits d'exploitation provenant de contrats qui ne sont pas susceptibles d'être renouvelés seront inclus dans cette catégorie s'ils résultent des activités susmentionnées.

Les produits non récurrents comprennent les ventes de matériel, à l'exclusion de celles liées à nos solutions Assyst RX et Assyst Point de vente (gestion pour les pharmacies), et les frais ponctuels liés aux licences d'exploitation de brevet à l'égard des logiciels. Les produits non récurrents comprennent également des honoraires à l'égard de services professionnels de développement de nos solutions et à l'égard de la mise en œuvre, de l'installation et de l'intégration de nos solutions et de celles de nos partenaires pour le compte de clients.

Notre convention régissant la constatation des produits d'exploitation est décrite à la note 2 des états financiers consolidés de 2005 figurant dans le rapport annuel de 2005.

Éléments non récurrents : Les éléments non récurrents comprennent les produits relatifs au règlement de contrats, les frais de restructuration et autres frais ainsi que les contrepassations relatives à ces frais, les gains importants à la vente d'actifs, les réductions de valeur d'actifs et les ajustements de taux d'imposition, le cas échéant. Les éléments non récurrents n'incluent pas les charges à payer ni les contrepassations des charges à payer effectuées dans le cours normal des activités.

Mesures financières non définies par les PCGR

BAIIA : Le terme BAIIA (bénéfice avant intérêts, impôts et amortissement) n'a pas de définition normalisée en vertu des PCGR du Canada et, par conséquent, il peut ne pas être comparable à des mesures semblables présentées par d'autres émetteurs. Nous le définissons comme le bénéfice net (la perte nette) lié(e) aux activités poursuivies avant l'amortissement des immobilisations corporelles, l'amortissement des actifs incorporels, les intérêts, les gains ou les pertes à la vente d'actifs, la perte de change ainsi que les impôts sur les bénéfices. Il correspond, sur une base consolidée, au montant présenté au poste « Bénéfice avant les éléments suivants » dans les états consolidés des résultats. Le BAIIA est présenté de manière uniforme d'une période à l'autre.

Nous estimons que le BAIIA est une mesure importante, car il nous permet d'évaluer la performance sur le plan de l'exploitation de nos activités permanentes, avant l'incidence de l'amortissement. Nous excluons l'amortissement étant donné que cet élément est principalement fonction de facteurs hors exploitation comme le coût historique des immobilisations.

Le BAIIA nous permet de comparer notre performance sur le plan de l'exploitation de manière uniforme. Certains investisseurs et analystes utilisent le BAIIA pour évaluer la capacité d'une société d'assurer le service de sa dette et de satisfaire à d'autres obligations de paiement, de même qu'à des fins d'évaluation. Le tableau qui suit présente un rapprochement du BAIIA excluant les éléments non récurrents et du BAIIA :

	Trimestres terminés les 30 septembre		Périodes de neuf mois terminées les 30 septembre	
	2006	2005	**2006**	2005
BAIIA excluant les éléments non récurrents	**9,2**	6,5	**24,7**	17,5
Produits relatifs au règlement de contrats	**-**	-	**-**	2,4
BAIIA	**9,2**	6,5	**24,7**	19,9

- Le bénéfice net lié aux activités poursuivies s'est chiffré à 12,0 M$ ou 0,13 $ par action en 2006, comparativement à une perte nette de (1,6) M$ ou (0,02) $ par action en 2005. Cette hausse s'explique par l'augmentation du BAIIA, par l'absence, en 2006, d'une perte de change présente en 2005, par la baisse de l'amortissement des immobilisations corporelles et par la hausse des intérêts créditeurs. L'augmentation a été partiellement neutralisée par l'absence, en 2006, de produits relatifs aux règlements de contrats présents en 2005.
- Le bénéfice net s'est chiffré à 19,1 M$ ou 0,21 $ par action en 2006 comparativement à 4,6 M$ ou 0,05 $ par action en 2005. Cette augmentation est principalement attribuable à l'amélioration du bénéfice net lié aux activités poursuivies, jumelé à l'augmentation du bénéfice net lié aux activités abandonnées.

Bilans consolidés

Comparaison entre le 30 septembre 2006 et le 31 décembre 2005

- La trésorerie, les équivalents de trésorerie et les placements temporaires ont diminué, passant de 136,9 M$ au 31 décembre 2005 à 100,3 M$ au 30 septembre 2006, en raison principalement de l'acquisition de Dinmar et des activités de services de gestion pour les pharmacies de FrontLine, du rachat d'actions ordinaires dans le cadre d'une offre publique de rachat dans le cours normal des activités et de la réduction des créditeurs et charges à payer, y compris les sorties de fonds liées aux initiatives de restructuration antérieures. Cette diminution a été en partie contrebalancée par le bénéfice net lié à l'exploitation ainsi que par un montant en espèces reçu à titre d'ajustement du prix obtenu à la vente de nos activités dans le secteur de la santé aux États-Unis en 2004.
- Notre bilan indique un ratio de liquidité générale (actif à court terme divisé par passif à court terme) de 3,1 fois au 30 septembre 2006 comparativement à 3,0 fois au 31 décembre 2005, et un fonds de roulement positif de 89,5 M$ par rapport à 109,3 M$ en 2005. L'actif à court terme a diminué, passant de 163,7 M$ en 2005 à 133,1 M$ en 2006, principalement en raison de l'évolution de la trésorerie, des équivalents de trésorerie et des placements temporaires, comme il est mentionné ci-dessus. Le passif à court terme a également diminué, passant de 54,4 M$ en 2005 à 43,6 M$ en 2006 en raison, principalement, de réductions des créditeurs et charges à payer, y compris les soldes réduits liés à notre provision au titre de la restructuration.

États consolidés des flux de trésorerie

Comparaison entre le trimestre terminé le 30 septembre 2006 et le trimestre terminé le 30 septembre 2005

- En 2006, les activités d'exploitation ont donné lieu à des rentrées de fonds de 2,1 M$ comparativement à des sorties de fonds de 0,3 M$, ce qui s'explique essentiellement par la diminution des besoins en fonds de roulement, y compris les décaissements liés à des initiatives de restructuration antérieures.
- Les flux de trésorerie liés aux activités d'investissement ont donné lieu à des sorties de fonds nettes de 58,9 M$ en 2006, dont une tranche de 34,6 M$ est attribuable à l'achat de placements temporaires sous forme de papier commercial dont les échéances sont supérieures à trois mois. Une sortie de fonds supplémentaire de 23,7 M$ était imputable à l'acquisition de Dinmar. En 2005, les sorties de fonds nettes de 5,7 M$ découlaient principalement de l'achat d'immobilisations, de paiements liés aux acquisitions et d'ajustements découlant de la vente d'activités.
- Les flux de trésorerie liés aux activités de financement se sont traduits par des sorties de fonds nettes de 12,0 M$ en 2006, en raison principalement d'actions que nous avons rachetées dans le cadre d'une offre publique de rachat dans le cours normal des activités. En 2005, des sorties de fonds de 25,7 M$ avaient essentiellement trait aux actions que nous avions rachetées dans le cadre d'une importante offre publique de rachat et d'une offre publique de rachat dans le cours normal des activités.

Comparaison entre la période de neuf mois terminée le 30 septembre 2006 et la période de neuf mois terminée le 30 septembre 2005

- En 2006, les activités d'exploitation ont donné lieu à des rentrées de fonds de 6,0 M$, par rapport à des sorties de fonds de 26,0 M$ en 2005, ce qui s'explique essentiellement par la diminution des besoins en fonds de roulement, y compris la baisse des décaissements liés à des initiatives de restructuration antérieures et l'amélioration du rendement de l'exploitation.
- Les flux de trésorerie liés aux activités d'investissement ont engendré des rentrées de fonds nettes de 1,4 M$ en 2006, qui s'expliquaient principalement par l'échéance de placements temporaires au cours de la période de neuf mois terminée le 30 septembre 2006 et par un ajustement du prix obtenu à la vente de nos activités dans le secteur de la santé aux États-Unis en 2004. Ces rentrées de fonds ont été en partie contrebalancées par l'acquisition de Dinmar et des activités de services de gestion pour les pharmacies de FrontLine, ainsi que par l'achat d'immobilisations. En 2005, les sorties de fonds nettes de 1,5 M$ découlaient principalement de l'acquisition des activités de transport des demandes de règlement et des activités de services de gestion pour les pharmacies de NDCHealth Corporation au Canada de même que de l'achat d'immobilisations. Ces sorties de fonds ont été essentiellement compensées par le produit réalisé à la vente de nos activités de solutions de prêt électronique aux États-Unis et d'un ajustement du prix obtenu à la vente de nos activités dans le secteur de la santé aux États-Unis en 2004.
- Les flux de trésorerie liés aux activités de financement se sont traduits par des sorties de fonds nettes de 18,6 M$ en 2006, qui découlent principalement des actions que nous avons rachetées dans le cadre d'une offre publique de rachat dans le cours normal des activités. En 2005, les sorties de fonds de 41,8 M$ avaient trait en majeure partie aux actions que nous avions rachetées dans le cadre d'une importante offre publique de rachat et d'une offre publique de rachat dans le cours normal des activités.

Points saillants de l'entreprise

Acquisition de Dinmar Consulting Inc.
Le 7 juillet 2006, nous avons fait l'acquisition de la totalité des actions émises et en circulation de Dinmar. Le prix d'achat de Dinmar était de 32,1 M$, dont une tranche de 26,1 M$ payée en espèces (23,7 M$ payés au troisième trimestre de 2006 et un solde de 2,4 M$ exigible au cours des trois trimestres suivants), sous réserve d'ajustements à la clôture, et 6,0 M$ en actions ordinaires du trésor d'Emergis dont 3,0 M$ en actions ont été émises à la clôture de l'acquisition (0,6 million d'actions à 5,07 $ l'action) et 3,0 M$ en actions (0,6 million d'actions à 5,07 $ l'action) doivent être émises neuf mois après la date d'acquisition sous réserve de demandes d'indemnisation éventuelles. Une contrepartie additionnelle pouvant atteindre 8,0 M$ pourrait être versée si les performances financières de Dinmar excédaient certains objectifs de base au cours des 12 mois suivant la date d'acquisition. La moitié de cette contrepartie conditionnelle de 8,0 M$ pourrait être payée, au gré d'Emergis, en actions d'Emergis. Dinmar, située à Ottawa, est un fournisseur de solutions technologiques de DSE et de services professionnels destinés au secteur de la santé.

Gestion de demandes de règlement multibénéfices pour La Capitale
Le 12 septembre 2006, nous avons conclu une entente de dix ans avec La Capitale assurances et gestion du patrimoine inc. relativement à la gestion des demandes de règlement multibénéfices. En vertu de cette entente, nous gérerons les demandes de règlements de médicaments et de soins dentaires de La Capitale à compter de mars 2007, et les autres soins complémentaires à une date ultérieure.

Le total des produits d'exploitation générés en 2006 s'est établi à 123,8 M$, comparativement à 119,3 M$ en 2005, en raison de la croissance dans le secteur Santé, qui a été contrebalancée en partie par le recul dans le secteur Finance. Les produits d'exploitation tirés de sources récurrentes sont passés de 94 % en 2005 à 88 % en 2006. Cette variation s'explique principalement par l'augmentation des produits tirés des services professionnels et des licences, que nous classons comme produits non récurrents, incluant les produits tirés des licences relatives aux SIM au sein de notre portefeuille Assure DSE de même que des services professionnels et des produits tirés des licences de Dinmar. La réduction progressive des activités commerciales de notre solution de facturation électronique, qui avait généré des produits classés comme récurrents, a également été un facteur expliquant le changement.

Les produits d'exploitation réalisés aux États-Unis sont passés de 11 % du total des produits d'exploitation en 2005 à 6 % en 2006, principalement en raison de la réduction progressive de nos activités de facturation électronique.

Santé : En 2006, les produits d'exploitation du secteur Santé ont augmenté de 19 % comparativement à 2005, principalement en raison i) des acquisitions dans les services Assure DSE, Réseau d'Assure Demandes de règlement (transport des demandes de règlement) et Assyst RX (gestion pour les pharmacies), ii) de la croissance interne de nos services Médicaments d'Assure Demandes de règlement (adjudication des demandes de règlement de médicaments) et des solutions Assyst RX et Assyst Point de vente (gestion pour les pharmacies) et iii) des produits tirés des licences relatives aux SIM au sein de notre portefeuille Assure DSE. Ces augmentations ont été partiellement contrebalancées par l'expiration, le 31 décembre 2005, d'un contrat relatif à Réseau d'Assure Demandes de règlement (transport des demandes de règlement). Les produits d'exploitation récurrents du secteur Santé représentent 90 % du total des produits d'exploitation de ce secteur en 2006, comparativement à 97 % en 2005. Cette variation s'explique principalement par l'augmentation des produits tirés des services professionnels et des licences, que nous classons comme produits non récurrents, incluant les produits tirés des licences relatives aux SIM au sein de notre portefeuille Assure DSE et des produits tirés des licences et des services professionnels de Dinmar.

Finance : Les produits d'exploitation du secteur Finance ont diminué de 15 % en 2006 par rapport à 2005, principalement en raison de la réduction progressive des activités commerciales de notre solution de facturation électronique, de l'expiration d'un contrat de services de transition, et de la baisse des produits tirés des services professionnels fournis à Visa Commerce. Ces baisses ont été en partie contrebalancées par l'accroissement des produits tirés des services professionnels liés à notre portefeuille Assure Transactions (gestion de trésorerie) et par les produits tirés des licences relatives à la technologie brevetée de notre solution de PPÉF. Les produits d'exploitation récurrents du secteur Finance représentent 86 % du total des produits d'exploitation de ce secteur en 2006, comparativement à 90 % en 2005. Ce changement est principalement dû à la réduction progressive des activités commerciales de notre solution de facturation électronique et de l'expiration d'un contrat de services de transition, qui avaient tous deux généré des produits classés comme récurrents.

Produits relatifs au règlement de contrats

Pour la période de neuf mois terminée le 30 septembre 2005, nous avons comptabilisé un montant de 2,4 M$ en règlement de contrats.

Coûts directs et marge brute

Comparaison entre le trimestre terminé le 30 septembre 2006 et le trimestre terminé le 30 septembre 2005

	Santé		Finance		Activités secondaires		Total	
	2006	2005	2006	2005	2006	2005	2006	2005
Produits d'exploitation	**29,2**	23,3	**14,1**	16,8	**-**	-	**43,3**	40,1
Coûts directs	**5,5**	5,2	**2,5**	2,6	**(0,2)**	-	**7,8**	7,8
Marge brute	**23,7**	18,1	**11,6**	14,2	**0,2**	-	**35,5**	32,3
Marge brute en %	**81 %**	78 %	**82 %**	85 %	**-**	-	**82 %**	81 %

Comparaison entre la période de neuf mois terminée le 30 septembre 2006 et la période de neuf mois terminée le 30 septembre 2005

	Santé		Finance		Activités secondaires		Total	
	2006	2005	2006	2005	2006	2005	2006	2005
Produits d'exploitation	**79,7**	67,2	**44,1**	52,1	**-**	-	**123,8**	119,3
Coûts directs	**14,4**	14,1	**6,7**	7,6	**(0,4)**	-	**20,7**	21,7
Marge brute	**65,3**	53,1	**37,4**	44,5	**0,4**	-	**103,1**	97,6
Marge brute en %	**82 %**	79 %	**85 %**	85 %	**-**	-	**83 %**	82 %

Les coûts directs comprennent les coûts des télécommunications liés aux services fournis aux clients, le coût des produits ou services achetés précisément pour des projets de clients, les redevances payables à des tiers relativement à certains produits, et les frais de personnel découlant de l'installation et de l'intégration de projets précis de clients directement liés aux produits d'exploitation.

Tant pour le trimestre que depuis le début de l'exercice, du côté du secteur Santé, l'augmentation de notre marge brute tenait principalement à la croissance interne de nos solutions Médicaments d'Assure Demandes de règlement (adjudication des demandes de règlement de médicaments) et à l'échéance d'un contrat de transport des demandes de règlement à faible marge, en 2005, partiellement contrebalancée par notre acquisition de Dinmar, dont les coûts directs liés aux activités de consultation étaient plus élevés. Sur une base trimestrielle, la marge du secteur Finance était inférieure en raison de l'expiration d'un contrat de services de transition et de la réduction progressive des activités commerciales de notre solution de facturation électronique, qui avaient tous deux généré des marges élevées au troisième trimestre de 2005. La marge brute du secteur Finance s'est établie à un niveau semblable à celui de 2005 depuis le début de l'exercice.

Santé : Pour le trimestre, le BAIIA du secteur Santé a augmenté, en raison principalement des acquisitions et de la croissance interne des services Médicaments d'Assure Demandes de règlement (adjudication des demandes de règlement de médicaments) et des solutions Assyst RX et Assyst Point de vente (gestion pour les pharmacies). Depuis le début de l'exercice, le BAIIA du secteur Santé a augmenté essentiellement en raison de la croissance interne de nos services Médicaments d'Assure Demandes de règlement (adjudication des demandes de règlement de médicaments) et des solutions Assyst RX et Assyst Point de vente (gestion pour les pharmacies), des acquisitions, de l'augmentation des crédits d'impôt à l'investissement pour les dépenses de RS&DE qui ont été estimés pour les exercices passés et des produits tirés des licences relatives aux SIM de notre portefeuille Assure DSE. Tant pour le trimestre que depuis le début de l'exercice, ces hausses ont été en partie contrebalancées par la proportion de nos frais généraux et administratifs et des autres charges indirectes affectée à notre secteur Santé par rapport à notre secteur Finance. Cette affectation est déterminée annuellement en fonction des produits d'exploitation prévus au budget. Une diminution additionnelle du BAIIA pour le trimestre et depuis le début de l'exercice découle de l'expiration, le 31 décembre 2005, d'un contrat lié à l'application Réseau d'Assure Demandes de règlement (transport des demandes de règlement).

Finance : Pour le trimestre, le BAIIA du secteur Finance a augmenté en raison de la diminution de la proportion de nos frais généraux et administratifs et des autres charges indirectes affectée à notre secteur Finance par rapport à notre secteur Santé, et de l'apport de la technologie brevetée de notre solution PPÉF. Cette augmentation a été entièrement neutralisée par la diminution des services professionnels fournis à Visa Commerce et par l'expiration d'un contrat de services de transition. Depuis le début de l'exercice, le BAIIA du secteur Finance a augmenté en raison de nos efforts de compression des coûts, de la diminution de la proportion de nos frais généraux et administratifs et des autres charges indirectes affectée à notre secteur Finance par rapport à notre secteur Santé, de l'apport de la technologie brevetée de notre solution de PPÉF ainsi que de l'augmentation des crédits d'impôt à l'investissement pour les dépenses de RS&DE qui ont été estimés pour les exercices passés. Cette augmentation a été contrebalancée en partie par la perte de l'apport résultant de la réduction progressive des activités commerciales de notre solution de facturation électronique, par la diminution de l'apport de nos activités liées à Assure Échange de données (services d'échange électronique de documents) et par l'expiration d'un contrat de services de transition.

Activités secondaires : Tant pour le trimestre que depuis le début de l'exercice, le BAIIA tiré des activités secondaires était lié à la contrepassation de certaines charges d'impôts.

Autres charges

Comparaison entre le trimestre et la période de neuf mois terminés le 30 septembre 2006, et le trimestre et la période de neuf mois terminés le 30 septembre 2005

	Trimestres terminés les 30 septembre		Périodes de neuf mois terminées les 30 septembre	
	2006	2005	2006	2005
BAIIA total avant les éléments suivants	9,2	6,5	24,7	19,9
Amortissement des immobilisations corporelles	2,0	2,8	6,1	9,2
Amortissement des actifs incorporels	2,9	2,8	7,8	8,0
Intérêts créditeurs	(1,5)	(0,9)	(3,7)	(2,7)
Intérêts sur la dette à long terme	0,2	0,3	0,7	1,1
Perte (gain) à la vente d'actifs	-	-	0,1	(0,1)
Perte de change	-	1,1	0,1	4,9
Bénéfice (perte) lié(e) aux activités poursuivies avant impôts sur les bénéfices	5,6	0,4	13,6	(0,5)
Impôts sur les bénéfices	0,5	0,3	1,6	1,1
Bénéfice net (perte nette) lié(e) aux activités poursuivies	5,1	0,1	12,0	(1,6)
Bénéfice net (perte nette) lié(e) aux activités abandonnées	0,1	(1,3)	7,1	6,2
Bénéfice net (perte nette)	5,2	(1,2)	19,1	4,6
Bénéfice (perte) de base et dilué(e) par action lié(e) aux activités poursuivies	0,06	-	0,13	(0,02)
Bénéfice (perte) de base et dilué(e) par action lié aux activités abandonnées	-	(0,01)	0,08	0,07
Bénéfice (perte) de base et diluée par action	0,06	(0,01)	0,21	0,05

Amortissement des immobilisations corporelles : Tant pour le trimestre que depuis le début de l'exercice, l'amortissement était inférieur en raison de la diminution des dépenses en immobilisations.

Comparaison entre le trimestre et la période de neuf mois terminés le 30 septembre 2006, et le trimestre et la période de neuf mois terminés le 30 septembre 2005

	Trimestres terminés les 30 septembre		Périodes de neuf mois terminées les 30 septembre	
	2006	2005	2006	2005
Flux de trésorerie liés aux activités d'exploitation	2,1	(0,3)	6,0	(26,0)
Flux de trésorerie liés aux activités d'investissement	(58,9)	(5,7)	1,4	(1,5)
Flux de trésorerie liés aux activités de financement	(12,0)	(25,7)	(18,6)	(41,8)
Autres	-	(0,3)	(0,2)	(0,9)
Diminution de l'encaisse liée aux activités poursuivies	(68,8)	(32,0)	(11,4)	(70,2)
Flux de trésorerie liés aux activités abandonnées	-	-	-	(3,9)
Diminution de l'encaisse	(68,8)	(32,0)	(11,4)	(74,1)
Trésorerie et équivalents de trésorerie au début	134,5	162,7	77,1	204,8
Trésorerie et équivalents de trésorerie à la fin	65,7	130,7	65,7	130,7
Placements temporaires à la fin	34,6	-	34,6	-
Trésorerie, équivalents de trésorerie et placements temporaires à la fin	100,3	130,7	100,3	130,7

Au 30 septembre 2006, la trésorerie, les équivalents de trésorerie et les placements temporaires s'élevaient à 100,3 M$ comparativement à 130,7 M$ au 30 septembre 2005. Cette diminution découlait principalement des acquisitions et du rachat d'actions dans le cadre d'une importante offre publique de rachat que nous avons réalisée et de deux offres publiques de rachat dans le cours normal des activités. Elle tenait aussi à une réduction des créditeurs et charges à payer, y compris les paiements liés à notre initiative de restructuration entreprise en novembre 2004. Les décaissements ont été neutralisés en partie par le bénéfice lié aux activités d'exploitation et par la réception d'un montant de 7,1 M$ à titre d'ajustement du prix obtenu à la vente de nos activités dans le secteur de la santé aux États-Unis.

Nous avions accès à des marges de crédit totalisant 8,0 M$ au 30 septembre 2006 (8,0 M$ au 31 décembre 2005). Au 30 septembre 2006, un montant de 4,4 M$ (4,4 M$ au 31 décembre 2005) représentant des lettres de crédit irrévocables garantissant des engagements au titre de contrats de location-exploitation avait été tiré sur ces facilités.

Activités d'exploitation

Pour le trimestre, les activités d'exploitation ont généré des flux de trésorerie positifs de 2,1 M$ comparativement à des sorties de fonds de 0,3 M$ en 2005, en raison principalement de la baisse des besoins en fonds de roulement, y compris les décaissements liés à des initiatives de restructuration antérieures.

En 2006, les activités d'exploitation ont engendré des rentrées de fonds de 6,0 M$, contre des sorties de fonds de 26,0 M$ en 2005, une situation en partie attribuable à la baisse des besoins en fonds de roulement, y compris les décaissements liés à des initiatives de restructuration antérieures, et par l'amélioration du rendement de l'exploitation.

Activités d'investissement

Pour le trimestre, les flux de trésorerie liés aux activités d'investissement ont donné lieu à des sorties nettes de 58,9 M$ en 2006, dont une tranche de 34,6 M$ est liée à l'achat de placements temporaires sous forme de papier commercial dont l'échéance est supérieure à trois mois. Une sortie de fonds supplémentaire de 23,7 M$ est liée à l'acquisition de Dinmar. En 2005, des sorties nettes de 5,7 M$ découlaient principalement des achats d'immobilisations, des paiements liés aux acquisitions et des ajustements résultant de la vente d'activités.

Depuis le début de l'exercice, les flux de trésorerie liés aux activités d'investissement ont engendré des rentrées nettes de 1,4 M$ en 2006. Ces rentrées de fonds sont principalement attribuables à l'échéance de placements temporaires au cours de la période de neuf mois terminée le 30 septembre 2006 et à un ajustement du prix obtenu à la vente de nos activités dans le secteur de la santé aux États-Unis en 2004, partiellement contrebalancés par les acquisitions de Dinmar et des activités de services de gestion pour les pharmacies de FrontLine, ainsi que par l'achat d'immobilisations. En 2005, les sorties nettes de 1,5 M$ s'expliquaient en majeure partie par l'acquisition des activités de services de transport des demandes de règlement et de gestion pour les pharmacies de NDCHealth Corporation au Canada, ainsi que par l'achat d'immobilisations. Ces sorties de fonds ont été principalement compensées par le produit obtenu à la vente de nos activités de solutions de prêt électronique aux États-Unis et par l'ajustement du prix obtenu à la vente de nos activités dans le secteur Santé aux États-Unis en 2004.

Activités de financement

Les flux de trésorerie liés aux activités de financement du trimestre ont entraîné des sorties nettes de 12,0 M$ en 2006, principalement en raison des actions rachetées dans le cadre d'une offre publique de rachat dans le cours normal des activités. En 2005, les sorties de fonds de 25,7 M$ avaient principalement trait aux actions que nous avons rachetées dans le cadre d'une importante offre publique de rachat et d'une offre publique de rachat dans le cours normal des activités.

Depuis le début de l'exercice, les flux de trésorerie liés aux activités de financement ont entraîné des sorties nettes de 18,6 M$ en 2006, essentiellement en raison des actions rachetées dans le cadre d'une offre publique de rachat dans le cours normal des activités. En 2005, des sorties de fonds de 41,8 M$ avaient principalement trait aux actions que nous avons rachetées dans le cadre d'une importante offre publique de rachat et d'une offre publique de rachat dans le cours normal des activités.

Activités abandonnées

En 2005, les flux de trésorerie affectés aux activités abandonnées se sont chiffrés à 3,9 M$ depuis le début de l'exercice.

Instruments financiers

Nos principaux instruments financiers comprenaient la trésorerie, les équivalents de trésorerie, des placements temporaires, des débiteurs, certains actifs compris dans les autres actifs à court terme, des créditeurs et charges à payer et la dette à long terme.

Nous n'avons fait l'acquisition d'aucun instrument dérivé afin de gérer notre risque de taux d'intérêt. Notre risque de taux d'intérêt est minime puisque notre dette à long terme porte intérêt à des taux fixes et est principalement composée de contrats de location-acquisition.

Perspectives

Pour 2006, nous continuons de cibler l'amélioration des produits d'exploitation, du BAIIA et du bénéfice lié aux activités poursuivies par rapport à 2005. Les acquisitions réalisées récemment, dans des domaines liés aux services de gestion de dossier de santé électronique et aux services de gestion pour les pharmacies, devraient également contribuer de façon positive aux produits et au BAIIA du quatrième trimestre de l'exercice considéré. Le bénéfice par action lié aux activités poursuivies ciblé pour 2006 devrait refléter l'augmentation ciblée du BAIIA, l'incidence de la diminution prévue de l'amortissement des activités existantes et le nombre réduit d'actions ordinaires en circulation découlant des programmes de rachat d'actions entrepris en 2005 et en 2006. Ces incidences positives seront en partie contrebalancées par une augmentation de l'amortissement des actifs incorporels liés aux récentes acquisitions.

Nous nous attendons à ce que notre rendement financier s'améliore davantage en 2007 par rapport à 2006, en raison de l'incidence annualisée des acquisitions réalisées en 2006, de la croissance interne et de l'exécution de nouvelles initiatives commerciales.

Agent de transfert
Compagnie Trust CIBC Mellon
Telephone: 1 800 387-0825
generalinquiries@cibcmellon.com

Relations avec les investisseurs
1000, rue de Sérigny, bureau 600
Longueuil (Québec) J4K 5B1
CANADA
Téléphone : 450 928-6000
Sans frais : 1 866 363-7447
Télécopieur : 450 928-6807
ri@emergis.com

www.emergis.com

Emergis